                                           Registration Statement No. 333-27689
                                                                      811-08225

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Pre-Effective Amendment No. 2
                                      and
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                         Pre-Effective Amendment No. 2

                THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES
                ------------------------------------------------
                           (Exact name of Registrant)

                        THE TRAVELERS INSURANCE COMPANY
                        -------------------------------
                              (Name of Depositor)

                 ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
                 ---------------------------------------------
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including area code: (860) 277-0111
                                                          --------------

                                ERNEST J. WRIGHT
                        The Travelers Insurance Company
                                One Tower Square
                          Hartford, Connecticut 06183
                          ---------------------------
                    (Name and Address of Agent for Service)

Approximate Date of Proposed           As soon as practicable following the effectiveness
Public Offering:                       of the Registration Statement.

It is proposed that this filing will become effective (check appropriate box):
N/A          immediately upon filing pursuant to paragraph (b) of Rule 485.
----
N/A          on ___________ pursuant to paragraph (b) of Rule 485.
----
N/A          60 days after filing pursuant to paragraph (a)(1) of Rule 485.
----
N/A          on ___________ pursuant to paragraph (a)(1) of Rule 485.
----

If appropriate, check the following box:
         this post-effective amendment designates a new effective date for a
----     previously filed post-effective amendment.

PURSUANT TO RULE 24f-2 OF THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HEREBY DECLARES THAT AN INDEFINITE AMOUNT OF VARIABLE ANNUITY CONTRACT UNITS IS BEING REGISTERED UNDER THE SECURITIES ACT OF 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

               THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES

                             Cross-Reference Sheet

                                   Form N-4

Item
No.                                                                    Caption in Prospectus
---                                                                    ---------------------
1.       Cover Page                                                    Prospectus
2.       Definitions                                                   Index of Special Terms
3.       Synopsis                                                      Prospectus Summary
4.       Condensed Financial Information                               Condensed Financial Information
5.       General Description of Registrant,                            The Insurance Company; The Separate
             Depositor, and Portfolio Companies                            Account and the Underlying Funds
6.       Deductions                                                    Charges and Deductions; Distribution of
                                                                           Variable Annuity Contracts
7.       General Description of Variable                               The Annuity Contract
             Annuity Contracts
8.       Annuity Period                                                The Annuity Period
9.       Death Benefit                                                 Death Benefit
10.      Purchases and Contract Value                                  The Contract; Distribution of Variable
                                                                           Annuity Contract
11.      Redemptions                                                   Surrenders and Redemptions
12.        Taxes                                                           Federal Tax Considerations
13.      Legal Proceedings                                             Legal Proceedings and Opinions
14.      Table of Contents of Statement                                Appendix B - Contents of the Statement
             of Additional Information                                     of Additional Information



                                                                       Caption in Statement of Additional
                                                                       Information
                                                                       --------------------------------------------
15.      Cover Page                                                    Cover Page
16.      Table of Contents                                             Table of Contents
17.      General Information and History                               The Insurance Company
18.      Services                                                      Principal Underwriter; Distribution and
                                                                           Management Agreement
19.      Purchase of Securities Being Offered                          Valuation of Assets
20.      Underwriters                                                  Principal Underwriter
21.      Calculation of Performance Data                               Performance Information
22.      Annuity Payments                                              Not Applicable
23.      Financial Statements                                          Financial Statements

                                     PART A

                      Information Required in a Prospectus

                            TRAVELERS INDEX ANNUITY

This prospectus describes THE TRAVELERS INDEX ANNUITY, a single premium variable annuity contract (the "Contract") issued by The Travelers Insurance Company (the "Company," "us" or "we"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment (such as IRAs) as well as those that do not qualify for such treatment ("nonqualified Contracts"). Travelers Index Annuity is issued as an individual Contract or as a group Contract. In states where only group Contracts are available, you will be issued a certificate summarizing the provisions of the group Contract. For convenience, this prospectus refers to both Contracts and certificates as "Contracts."

You can choose to have your premium (purchase payment) accumulate on a fixed basis (i.e. a Fixed Option funded through the Company's general account) and/or a variable basis (i.e., one or more of the sub-accounts ("funding options")) of the Travelers Fund BD III for Variable Annuities ("Fund BD III"). Your contract value will vary daily to reflect the investment experience of the funding options you select and any interest credited to the Fixed Option. The variable funding options currently available are: the EAFE(R) Equity Index Fund and the Small Cap Index Fund of the BT Insurance Funds Trust, the Equity Index Portfolio of the Greenwich Street Series Fund and Cash Income Trust.

The Fixed Option is described in Appendix A. Unless specified otherwise, this prospectus refers to the variable funding options. The Contracts and/or some of the funding options may not be available in all states. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE VARIABLE FUNDING OPTIONS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

In addition, you can choose to protect your investment by purchasing a guarantee from the Company called the Principal Protection Feature. If purchased, we will guarantee that on the Principal Protection Expiration Date (the last day of the eighth Contract Year), your Contract will be worth at least either 115%, 100%, or 90%, depending on your selection, of your Purchase Payment adjusted for withdrawal reductions, even if the value of your Contract on that date is less than the chosen percentage of your original payment. To qualify for the Principal Protection Feature, you must allocate your original payment to the Protected Funding Option -- Equity Index Portfolio -- and keep your payment in that funding option until the Principal Protection Expiration Date. There is a separate charge for this feature.

This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about Fund BD III by requesting a copy of the Statement of Additional Information ("SAI") dated
       , 1997. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183, or call (800) 842-8573. The Table of Contents of the SAI appears in Appendix B of this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

                       PROSPECTUS DATED           , 1997

                               TABLE OF CONTENTS

INDEX OF SPECIAL TERMS.................     2
FEE TABLES.............................     3
THE ANNUITY CONTRACT...................     6
Purchase Payments......................     6
Accumulation Units.....................     6
The Funding Options....................     6
Optional Principal Protection
  Feature..............................     7
Principal Protection Expiration Date...     7
Substitutions and Additions............     8
CHARGES AND DEDUCTIONS.................     8
Withdrawal Charge......................     8
Free Withdrawal Allowance..............     8
Optional Principal Protection Fee......     8
Principal Protection Cancellation Charge ..   9
Administrative Charges.................     9
Mortality and Expense Risk Charge......    10
Reduction or Elimination of Contract
  Charges..............................    10
Funding Option Expenses................    10
Premium Tax............................    10
Changes in Taxes Based Upon Premium or
  Value................................    10
OWNERSHIP PROVISIONS...................    10
Types of Ownership.....................    10
Beneficiary............................    11
Annuitant..............................    11
TRANSFERS..............................    11
Dollar Cost Averaging..................    11
ACCESS TO YOUR MONEY...................    12
Systematic Withdrawals.................    12
DEATH BENEFIT..........................    13
Standard Death Benefit.................    13
Enhanced Death Benefit.................    13
Payment of Proceeds....................    14
Death Proceeds After the Maturity
  Date.................................    14
THE ANNUITY PERIOD.....................    15
Maturity Date..........................    15
Allocation of Annuity..................    15
Variable Annuity.......................    15
Fixed Annuity..........................    16
PAYMENT OPTIONS........................    16
Election of Options....................    16
Annuity Options........................    16
MISCELLANEOUS CONTRACT PROVISIONS......    17
Right to Return........................    17
Termination............................    17
Required Reports.......................    18
Suspension of Payments.................    18
Transfers of Contract Values to Other
  Annuities............................    18
THE SEPARATE ACCOUNT...................    18
Mixed and Shared Funding...............    18
Performance Information................    19
FEDERAL TAX CONSIDERATIONS.............    20
General Taxation of Annuities..........    20
Types of Contracts: Qualified or
  Nonqualified.........................    20
Nonqualified Annuity Contracts.........    20
Qualified Annuity Contracts............    21
Penalty Tax for Premature
  Distributions........................    21
Ownership of the Investments...........    21
Diversification Requirements...........    21
OTHER INFORMATION......................    21
The Insurance Company..................    21
Distribution of Variable Annuity
  Contracts............................    21
Conformity with State and Federal
  Laws.................................    22
Voting Rights..........................    22
Legal Proceedings And Opinions.........    22
APPENDIX A: The Fixed Account..........    23
APPENDIX B: Table of Contents of the
  Statement of Additional
  Information..........................    24

                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit......................     6
Annuitant..............................    11
Annuity Payments.......................    15
Annuity Unit...........................     6
Cash Surrender Value...................    12
Company (We, Our)......................     6
Contract Date..........................     6
Contract Owner (You, Your).............    10
Contract Value.........................     6
Contract Year..........................     6
Fixed Account Option...................    23
Funding Option(s)......................     6
Maturity Date..........................     6
Principal Protection Expiration Date...     7
Principal Protection Feature...........     7
Purchase Payment.......................     6
Written Request........................     6

                                   FEE TABLE
--------------------------------------------------------------------------------
CONTRACT OWNER TRANSACTION EXPENSES

    WITHDRAWAL CHARGE (as a percentage of original purchase payment withdrawn):

        LENGTH OF TIME FROM PURCHASE PAYMENT

            (NUMBER OF YEARS)                 CHARGE
                    1                           6%
                    2                           6%
                    3                           5%
                    4                           5%
                    5                           4%
                    6                           4%
                    7                           3%
                    8                           2%
                9 and over                      0%
ANNUAL CONTRACT ADMINISTRATIVE CHARGE
        (Waived if contract value is $50,000 or more)     $30
ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

                                                                                                STANDARD    ENHANCED
                                                                                                 DEATH       DEATH
                                                                                                BENEFIT     BENEFIT
                                                                                                ------------------
      Mortality and Expense Risk Charge......................................................      1.25%       1.45%
      Administrative Charge..................................................................      0.15%       0.15%
                                                                                                --------    --------
        Total Separate Account Charges.......................................................      1.40%       1.60%
FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the Funding Option)

                                                        MANAGEMENT            OTHER          TOTAL ANNUAL
                                                           FEE              EXPENSES           FUNDING
                                                     (AFTER EXPENSES     (AFTER EXPENSES        OPTION
                    PORTFOLIO NAME                   ARE REIMBURSED)     ARE REIMBURSED)       EXPENSES
    ------------------------------------------------------------------------------------------------------
    Small Cap Index Fund                                   0.35%               0.10%             0.45%
    EAFE Equity Index Fund                                 0.45%               0.20%             0.65%
    Equity Index Portfolio                                 0.15%               0.15%             0.30%
    Cash Income Trust                                      0.32%               0.28%(*)          0.60%

NOTES:

The purpose of the Fee Table is to assist contract owners in understanding the various costs and expenses that a contract owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable.

 * Includes a Sub-Administrator Charge of .06%. Other Expenses take into account the current expense reimbursement arrangement with the Company. The Company has agreed to reimburse the Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.60%. Without such arrangement, Other Expenses would have been 1.71% for Cash Income Trust.

EXAMPLE*

STANDARD DEATH BENEFIT

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses, if
     (a) surrendered, annuitized or withdrawn at the end of the period shown, or
     (b) if no withdrawals are made at the end of the period shown.

----------------------------------------------------------------------------------------------------
               PORTFOLIO NAME                      1 YEAR       3 YEARS       5 YEARS       10 YEARS
----------------------------------------------------------------------------------------------------
Small Cap Index Fund                                $  79(a)     $  109(a)        n/a            n/a
                                                       19(b)         59(b)        n/a            n/a
EAFE Index Fund                                        81(a)        115(a)        n/a            n/a
                                                       21(b)         65(b)        n/a            n/a
Equity Index Portfolio                                 77(a)        104(a)        n/a            n/a
                                                       17(b)         54(b)        n/a            n/a
Cash Income Trust                                      81(a)        113(a)        149(a)         235(a)
                                                       21(b)         63(b)        109(b)         235(b)

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE REFLECTS THE $30 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .021% OF ASSETS. FOR NEW FUNDING OPTIONS, EXPENSES ARE GIVEN ONLY FOR YEARS ONE AND THREE.

EXAMPLE*

ENHANCED DEATH BENEFIT

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses, if
     (a) surrendered, annuitized or withdrawn at the end of the period shown, or
     (b) if no withdrawals are made at the end of the period shown.

----------------------------------------------------------------------------------------------------
               PORTFOLIO NAME                      1 YEAR       3 YEARS       5 YEARS       10 YEARS
----------------------------------------------------------------------------------------------------
Small Cap Index Fund                                $  81(a)     $  115(a)        n/a            n/a
                                                       21(b)         65(b)        n/a            n/a
EAFE Index Fund                                        83(a)        121(a)        n/a            n/a
                                                       23(b)         71(b)        n/a            n/a
Equity Index Portfolio                                 80(a)        110(a)        n/a            n/a
                                                       20(b)         60(b)        n/a            n/a
Cash Income Trust                                      83(a)        119(a)        159(a)         256(b)
                                                       23(b)         69(b)        119(b)         256(b)

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE REFLECTS THE $30 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .021% OF ASSETS. FOR NEW FUNDING OPTIONS, EXPENSES ARE GIVEN ONLY FOR YEARS ONE AND THREE.

                  FEE TABLE WITH PRINCIPAL PROTECTION FEATURE
--------------------------------------------------------------------------------
CONTRACT OWNER TRANSACTION EXPENSES

    WITHDRAWAL CHARGE (as a percentage of original purchase payment withdrawn):

        LENGTH OF TIME FROM PURCHASE PAYMENT

            (NUMBER OF YEARS)                CHARGE
                    1                          6%
                    2                          6%
                    3                          5%
                    4                          5%
                    5                          4%
                    6                          4%
                    7                          3%
                    8                          2%
                9 and over                     0%
    ANNUAL CONTRACT ADMINISTRATIVE CHARGE
        (Waived if contract value is $50,000 or more)     $30
    PRINCIPAL PROTECTION CANCELLATION CHARGE
    (as a percentage of purchase payment withdrawn from Protected Funding Option):

              CONTRACT YEARS                  CHARGE
                  1 -- 8                     up to 4%
ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

                                                                                                STANDARD    ENHANCED
                                                                                                 DEATH       DEATH
                                                                                                BENEFIT     BENEFIT
                                                                                                ------------------
      Mortality and Expense Risk Charge......................................................      1.25%       1.45%
      Principal Protection Fee (maximum)(1)..................................................      2.00%       2.00%
      Administrative Charge..................................................................      0.15%       0.15%
                                                                                                --------    --------
        Total Separate Account Charges.......................................................      3.40%       3.60%
FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the Funding Option)

                                                        MANAGEMENT            OTHER          TOTAL ANNUAL
                                                           FEE              EXPENSES           FUNDING
                                                     (AFTER EXPENSES     (AFTER EXPENSES        OPTION
                    PORTFOLIO NAME                   ARE REIMBURSED)     ARE REIMBURSED)       EXPENSES
    ------------------------------------------------------------------------------------------------------
    Equity Index Portfolio                                 0.15%               0.15%             0.30%

NOTES:

(1) The Principal Protection Fee is an annual insurance change that varies with the level of guarantee chosen under the Principal Protection Feature. The maximum Principal Protection Fee is 2.00% annually.

    The purpose of the Fee Table is to assist contract owners in understanding the various costs and expenses that a contract owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable.

EXAMPLE*

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses, if
     (a) surrendered, annuitized or withdrawn at the end of the period shown, or
     (b) if no withdrawals are made at the end of the period shown.

                                      STANDARD DEATH BENEFIT                 ENHANCED DEATH BENEFIT
-----------------------------------------------------------------------------------------------------
         PORTFOLIO NAME               1 YEAR          3 YEARS               1 YEAR           3 YEARS
-----------------------------------------------------------------------------------------------------
Equity Index Portfolio                 $ 137(a)        $  204(a)             $  139(a)       $  210(a)
                                          37(b)           114(b)                 39(b)          120(b)

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE REFLECTS THE $30 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .021% OF ASSETS. FOR NEW FUNDING OPTIONS, EXPENSES ARE GIVEN ONLY FOR YEARS ONE AND THREE.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------
Travelers Index Annuity is a contract between you, the contract owner, and Travelers Insurance Company (called "us" or the "Company"). Under this contract, you make a purchase payment to us and we credit it to your account. The Company promises to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payment accumulates tax deferred in the funding options of your choice. We offer multiple variable funding options, and one fixed account option. The contract owner assumes the risk of gain or loss according to the performance of the variable funding options. The contract value is the amount of purchase payments, plus or minus any investment experience or interest. The contract value also reflects all surrenders made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract, except as noted under the Principal Protection Feature provisions and under the Death Benefit provisions described in this prospectus. The date the Contract and its benefits became effective is referred to as the contract date. Each anniversary of this contract date is called a contract year.

Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to us.

PURCHASE PAYMENT

The single purchase payment must be at least $10,000. Under certain circumstances, we may waive the minimum purchase payment requirement. For a single purchase payment over $1 million, you must receive the Company's Home Office approval before we will accept the purchase payments.

We will apply the single purchase payment within two business days after we receive it in good order at our Home Office. Our business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

ACCUMULATION UNITS

An accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of the accumulation unit. We calculate the value of an accumulation unit for each funding option each day after the New York Stock Exchange closes. After the value is calculated, your account is credited. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

FUNDING OPTIONS

You choose which of the following variable funding options to have your purchase payment allocated to. You will find detailed information about the options and their inherent risks in the current prospectuses for the funding options which must accompany this prospectus. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. Additional copies of the prospectuses may be obtained by contacting your registered representative or by calling 1-800-842-8573.

The current funding options are listed below, along with their investment advisers:

-------------------------------------------------------
     FUNDING OPTION             INVESTMENT ADVISER

-------------------------------------------------------
Small Cap Index Fund        Bankers Trust
-------------------------------------------------------
EAFE Equity Index Fund      Bankers Trust
-------------------------------------------------------
Equity Index Portfolio*     Travelers Investment
                            Management Co.
-------------------------------------------------------
Cash Income Trust           Travelers Asset Management
                            International Corp.
-------------------------------------------------------

* IF ELECTED WITH THE PRINCIPAL PROTECTION FEATURE, THIS IS REFERRED TO AS THE "PROTECTED FUNDING OPTION."

OPTIONAL PRINCIPAL PROTECTION FEATURE

You can choose to protect your investment by purchasing a guarantee called the Principal Protection Feature. If you purchase this feature, the Company will guarantee that on the Principal Protection Expiration Date (which is the last day of the eighth Contract Year), your Contract will be worth at least either 115%, 100%, or 90% (depending on the guarantee you purchased) of your original purchase payment adjusted only for withdrawal reductions (including the Principal Protection Cancellation Charge), even if the value of your Contract on that date is less than your original payment. The purchase payment is not adjusted for administrative charges and mortality and expense risk charges. To qualify for the Principal Protection Feature, you must select this feature when you purchase the Contract, allocate your entire purchase payment to the Protected Funding Option, the Equity Index Portfolio, and keep your payment in that funding option until the Principal Protection Expiration Date. An annual insurance charge and a Cancellation Charge are associated with this feature. (See "Charges and Deductions").

At this time, the only Protected Funding Option is Equity Index Portfolio. At some time in the future, we may add additional Protected Funding Options.

If you buy the Principal Protection Feature, you may not transfer out of the Protected Funding Option before the end of the eighth contract year. You may withdraw or annuitize all or part of your contract value before the Principal Protection Expiration Date, subject to a Principal Protection Cancellation Charge and withdrawal charges. The amounts you withdraw (including the withdrawal charge and Principal Protection Cancellation Charge) will reduce the amount of the principal guarantee proportionately.

PRINCIPAL PROTECTION EXPIRATION DATE

If you purchase the Principal Protection Feature, the Company will fulfill its obligations under that feature on the Principal Protection Expiration Date (which is the last day of the eighth contract year). On that date, we will contribute to your contract value any amount needed to bring your contract value up to 115%, 100% or 90%, depending on your selection, of your original payment adjusted for withdrawal reductions. In addition, on the Principal Protection Expiration Date, we will transfer your contract value to the Cash Income Trust, a money market fund, unless you select, in writing a different funding option. On and after the Principal Protection Expiration Date, you may remain in the Contract and transfer to any funding options, purchase a new Travelers Index Annuity Contract with the Principal Protection Feature, annuitize your Contract, exchange this Contract for another annuity contract, or withdraw your contract value. Your registered representative will help you with your decision.

SUBSTITUTIONS AND ADDITIONS

If any of the funding options become unavailable under the Contract, or if we believe that further investment in a funding option is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you, obtaining state approval if applicable, and without prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. From time to time we may make new funding options available.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

WITHDRAWAL CHARGE

No sales charges are deducted from the purchase payment when it is applied under the Contract. However, a withdrawal charge will be deducted if any or all of the purchase payment is withdrawn during the first eight years following the purchase payment. The length of time from when we receive the purchase payment to the time of withdrawal determines the amount of the charge.

The withdrawal charge is equal to a percentage of the purchase payment withdrawn from the Contract and is calculated as follows:

LENGTH OF TIME FROM
  PURCHASE PAYMENT                 WITHDRAWAL
 (NUMBER OF YEARS)                   CHARGE
         1                             6%
         2                             6%
         3                             5%
         4                             5%
         5                             4%
         6                             4%
         7                             3%
         8                             2%
     9 and over                        0%

For purposes of the withdrawal charge and Principal Protection Cancellation Charge (described below) calculations, any withdrawals will be deemed to be taken first from any free withdrawal allowance (as described below); next from the remainder of the purchase payment; and then from Contract earnings (in excess of the free withdrawal allowance). Unless you instruct us otherwise, we will deduct the withdrawal charge from the allowance requested.

We will not deduct a withdrawal charge or Principal Protection Cancellation Charge from payments we make due to the death of the (1) contract owner or the death of the annuitant with no contingent annuitant surviving; or (2) minimum distribution requirements.

FREE WITHDRAWAL ALLOWANCE

There is a 10% free withdrawal allowance available each year after the first contract year. The available amount will be calculated as of the end of the previous contract year. The free withdrawal allowance applies to any partial withdrawals and to full withdrawals, except those transferred directly to annuity contracts issued by other financial institutions. If you have selected the Principal Protection Feature, the Principal Protection Cancellation Charge will not be assessed on the 10% free withdrawal allowance. However, any free withdrawal allowance reduces the principal guarantee proportionately.

OPTIONAL PRINCIPAL PROTECTION FEE

The Company offers you the option of purchasing a guarantee on your investment. You can obtain protection for 115%, 100% or 90% of your principal if you buy the Principal Protection Feature at the time you purchase your Contract. Under this feature, we will guarantee that, on the Principal Protection Expiration Date (which is the last day of the eighth contract year), your Contract will be worth at least either 115%, 100%, or 90% (depending on your choice of guarantees) of your purchase payment, less a reduction for withdrawals, withdrawal charges, and the Principal Protection Cancellation Charge, even if the value of your Contract on that date is less than the chosen percentage of your original purchase payment. Of course, if your contract value is more than the chosen percentage of original purchase payment, you will receive the greater value.

There is an annual charge, the Principal Protection Fee, for this feature. The Principal Protection Fee compensates the Company for the risks that it will bear in providing this guarantee of principal. The Principal Protection Fee is deducted daily from your contract value at a maximum annual rate of 2.00%. The charge varies based on the level of guarantee chosen and the current market conditions that determine our actual costs associated with the Principal Protection Feature. The charge will be set monthly and will lock in at the time of contract purchase. The Principal Protection Fee is set forth in your Contract. Generally, the Principal Protection Fee will conform with the chart below. Please note that these ranges are estimates. The actual charge will vary due to market conditions, and will be determined by the Company.


  LEVEL OF GUARANTEE                     CHARGE RANGE
% OF PURCHASE PAYMENT                % OF CONTRACT VALUE
         115%                            1.25%-2.00%
         100%                            0.75%-1.50%
          90%                            0.50%-1.25%


The Principal Protection Feature must be selected at the time you purchase your Contract and will extend for the eight years from the contract date until the Principal Protection Expiration Date. This guarantee is valid only if your Contract is held to the Principal Protection Expiration Date, and you do not annuitize before that date.

PRINCIPAL PROTECTION CANCELLATION CHARGE

We will assess a Principal Protection Cancellation Charge if you select the Principal Protection Feature and make a full or partial withdrawal from the Contract, before the Principal Protection Expiration Date. This charge compensates Travelers for costs incurred should the Contract owner withdraw from the Principal Protection Feature before the Principal Protection Expiration Date.

The Principal Protection Cancellation Charge equals up to 4% percent of the original purchase payment withdrawn. The percent charged depends on the length of time you have had your contract. The Principal Protection Cancellation Charge is set forth in your Contract.

If you have selected the Principal Protection Feature, any amounts you withdraw (including the withdrawal charge and Principal Protection Cancellation Charge) will reduce the amount of the principal guarantee proportionately.


Note: The Company has applied to the SEC for exemptive relief, allowing the Company to assess this fee. It will not be assessed until such relief is granted.


ADMINISTRATIVE CHARGES

A Contract Administrative Fee of $30 is deducted annually from Contracts with a value of less than $50,000. This fee compensates us for expenses incurred in establishing and maintaining the Contract. The fee is deducted from the contract value on the fourth Friday of each August by canceling accumulation units applicable to each funding option on a pro rata basis. This fee will be prorated from the date of purchase to the next date of assessment of the fee. A prorated fee will also be made if the Contract is completely withdrawn or terminated. We will not deduct a Contract Administrative Fee: (1) if the distribution results from the death of the contract owner or the annuitant with no contingent annuitant surviving, (2) after an annuity payout has begun, or (3) if the contract value on the date of assessment is equal to or greater than $50,000.

An Administrative Charge is deducted on each business day from amounts allocated to the variable funding options in order to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the amounts allocated to each of the variable funding options.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, the Company deducts a mortality and expense risk charge. The deduction is reflected in our calculation of accumulation and annuity unit values. We reserve the right to lower this charge at any time. The mortality risk portion compensates us for guaranteeing to provide annuity payments according to the terms of the Contract regardless of how long the annuitant lives and for guaranteeing to provide the death benefit if an annuitant dies prior to the maturity date. The expense risk portion compensates us for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs.

For those contract owners who have elected a standard death benefit provision, the insurance charge is equivalent, on an annual basis, to 1.25% of the daily net asset value of amounts held in the Separate Account.

For those contract owners who have elected an enhanced death benefit provision, the insurance charge is equivalent, on an annual basis, to 1.45% of the daily net asset value of amounts held in the Separate Account.

REDUCTION OR ELIMINATION OF CONTRACT CHARGES

The withdrawal charge, the Principal Protection Cancellation Charge, the administrative charges, the mortality and expense risk charge and the Principal Protection Fee under the Contract may be reduced or eliminated when certain sales or administration of the Contract result in savings or reduction of administrative or sales expenses, mortality and expense risks and/or the Principal Protection Fee. Any such reduction will be based on the following: (1) the size and type of group to which sales are to be made; (2) the total amount of purchase payments to be received; and (3) any prior or existing relationship with the Company. There may be other circumstances, of which we are not presently aware, which could result in fewer sales expenses, administrative charges, or mortality and expense risk charges. Any reduction or elimination of the charges will be permitted only where it will not be unfairly discriminatory to any person.

FUNDING OPTION EXPENSES

The deductions from and expenses paid out of the assets of the various funding options are summarized in the fee table and are described in the accompanying prospectuses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the contract value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

Contract owner (you). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom the contract is subsequently assigned.

An assignment of ownership or a collateral assignment may be made only for nonqualified contracts. You have sole power during the annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided that you have not named an irrevocable beneficiary and provided the Contract is not assigned.

You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

Joint Owner. For nonqualified contracts only, joint owners (i.e., spouses) may be named in a written request before the contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary has the right to receive any remaining contractual benefits upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant, they will share equally in benefits unless different shares are recorded with the Company by written request before the death of the annuitant or contract owner.

With nonqualified contracts, as discussed under "Death Benefit," the beneficiary named in the contract may differ from the designated beneficiary (for example, the joint owner or a contingent annuitant). In such cases, the designated beneficiary receives the contract benefits (rather than the beneficiary) upon your death.

Unless an irrevocable beneficiary has been named, you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

ANNUITANT

The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. The annuitant may not be changed after the contract is in effect.

For nonqualified contracts only, the contract owner may also name one individual as a contingent annuitant by written request before the Contract becomes effective. A contingent annuitant may not be changed, deleted or added after the Contract becomes effective. If the annuitant dies before the maturity date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant and the Contract continues in effect. For Contracts issued in New York, a contingent annuitant may not be named.

                                   TRANSFERS
--------------------------------------------------------------------------------

Before the maturity date, you may transfer all or part of the contract value between funding options if you have not elected the Principal Protection Feature. There are no charges or restrictions on the amount or frequency of transfers currently except for the Fixed Options; however, we reserve the right to charge a fee for any transfer request, and to limit the number of transfers to one in any six-month period. Since different funding options have different expenses, a transfer of contract values from one funding option to another could result in your investment becoming subject to higher or lower expenses. After the maturity date, you may make transfers between funding options only with our consent.

DOLLAR COST AVERAGING

This feature is not available if you selected the Principal Protection
Guarantee.

Dollar cost averaging (or "automated transfers") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis so that more accumulation units are purchased in a funding option if the value per unit is low and less accumulation units are purchased if the value per unit is high. Therefore, a lower-than-average cost per unit may be achieved over the long run.

You may elect automated transfers through written request or other method acceptable to the Company. You must have a minimum total contract value of $10,000 to enroll in the Dollar Cost Averaging program. The minimum amount that may be transferred through this program is $400.

You may establish automated transfers of contract values from the Fixed Account, subject to certain restrictions. Automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the Dollar Cost Averaging program.

You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. All provisions and terms of the Contract apply to automated transfers, including provisions relating to the transfer of money between investment options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value, less any withdrawal charge, any applicable Principal Protection Cancellation Charge, and any premium tax not previously deducted. You must submit a written request specifying the fixed or variable funding option(s) from which amounts are to be withdrawn. The cash surrender value will be determined as of the close of business after we receive your surrender request at the Home Office. The cash surrender value may be more or less than the purchase payment made depending on the contract value at the time of surrender.

If you select the Principal Protection Feature and withdraw any amounts prior to the Principal Protection Expiration Date, the amounts withdrawn, including the withdrawal charge and Principal Protection Cancellation Charge, will no longer be protected by the principal guarantee and will reduce the amount of the principal guarantee proportionately.

The Company may defer payment of any cash surrender value for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for surrender that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

SYSTEMATIC WITHDRAWALS

Before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. Any applicable withdrawal charges and Principal Protection Cancellation Charge (in excess of the free withdrawal allowance) and any applicable premium taxes will be deducted. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form provided by the Company. We will surrender accumulation units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

If you select the Principal Protection Feature and withdraw any amounts prior to the Principal Protection Expiration Date, the amounts withdrawn (including the withdrawal charge and Principal

Protection Cancellation Charge) will no longer be protected by the principal guarantee and will reduce the amount of the principal guarantee proportionately.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

DEATH BENEFIT

Before the maturity date, a death benefit is payable to the beneficiary when either the annuitant, the contract owner or the first of joint owners dies and there is no contingent annuitant. The death benefit is calculated at the close of the business day on which the Company's Home Office receives due proof of death (the "death report date"). If the Company is notified of the death more than six months after the date of death, the death benefit will be the contract value.

STANDARD DEATH BENEFIT

DEATH PROCEEDS BEFORE THE MATURITY DATE

IF ANY CONTRACT OWNER OR THE ANNUITANT DIES BEFORE AGE 85. The Company will pay an amount equal to the greater of (a), (b) or (c) below, each reduced by any applicable premium tax:

        (a) the contract value; or

        (b) the purchase payment made under the Contract less any partial withdrawals (and associated charges); or

        (c) the death benefit value, which will be reset once every eight years to the contract value immediately preceding the death report date.

DEATH OF ANY CONTRACT OWNER OR THE ANNUITANT ON OR AFTER AGE 85. The Company will pay a death benefit in an amount equal to the contract value as of the death report date, less any applicable premium tax.

ENHANCED DEATH BENEFIT

IF ANY CONTRACT OWNER OR THE ANNUITANT DIES BEFORE AGE 80. The Company will pay an amount equal to the greater of (a) or (b) below, each reduced by any applicable premium tax:

        (a) the contract value; or

        (b) the Roll-Up Death Benefit Value (as described below) available as of the death report date.

IF ANY CONTRACT OWNER OR THE ANNUITANT DIES ON OR AFTER AGE 80, BUT BEFORE AGE
90. Travelers will pay an amount equal to the greater of (a) or (b) below, each reduced by any applicable premium tax:

        (a) the contract value; or

        (b) the Roll-Up Death Benefit Value (as described below) available as of the Annuitant's 80th birthday, less any Partial Surrender Reductions (as described below) which occur after the Annuitant's 80th birthday.

DEATH OF ANY CONTRACT OWNER OR THE ANNUITANT ON OR AFTER AGE 90. The Company will pay a death benefit in an amount equal to the contract value as of the death report date, less any applicable premium tax.

ROLL-UP DEATH BENEFIT VALUE: On the contract date, the Roll-Up Death Benefit Value is equal to the purchase payment. On each anniversary of the contract date, the Roll-Up Death Benefit Value will be recalculated as follows:

        (a) the Roll-Up Death Benefit Value on the previous contract date anniversary; minus

        (b) any Partial Surrender Reductions (as described below) since the previous contract date anniversary.

The maximum Roll-Up Death Benefit payable equals 200% of the difference between the purchase payment and all Partial Surrender Reductions (as described below).

The Partial Surrender Reduction equals:

        (1) the amount of the Roll-Up Death Benefit Value just before the reduction for the partial surrender, multiplied by

        (2) the amount of the partial surrender divided by the contract value just before the partial surrender.

PAYMENT OF PROCEEDS

The process of paying death benefit proceeds under various situations is described below. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

DEATH OF ANNUITANT WHO IS THE CONTRACT OWNER. The Company will pay the proceeds to any surviving joint owner, or if none, to the beneficiary(ies), or if none, to the contract owner's estate.

Under a nonqualified contract, the death benefit proceeds must be distributed to the beneficiary within five years of the contract owner's death. Or, the beneficiary may elect to receive payments from an annuity which begins within one year of the contract owner's death and is payable over the life of the beneficiary or over a period not exceeding the beneficiary's life expectancy.

If the beneficiary is the contract owner's spouse, he or she may elect to continue the contract as the new contract owner rather than receiving the distribution. In such case, the distribution rules applicable when a contract owner dies generally will apply when that spouse, as contract owner, dies.

DEATH OF ANNUITANT WHO IS NOT THE CONTRACT OWNER. If there is no contingent annuitant, the Company will pay the death proceeds to the beneficiary. However, if there is a contingent annuitant, he or she becomes the annuitant and the Contract continues in effect (generally using the original maturity date). The proceeds described above will be paid upon the death of the last surviving contingent annuitant.

ENTITY AS OWNER. In the case of a nonqualified Contract owned by a nonnatural person (e.g. a trust or another entity), any annuitant will be treated as the contract owner. Any change in the annuitant will be treated as the death of the contract owner.

DEATH PROCEEDS AFTER THE MATURITY DATE

If the death of any contract owner or annuitant occurs on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). We ask you to choose the maturity date and the annuity option when you purchase the contract. While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before annuity payments are made.


Unless you elect otherwise, the maturity date will be the later of the annuitant's 75th birthday, or ten years after the effective date of the Contract. (For Contracts issued in Florida and New York, the maturity date elected may not be later than the annuitant's 90th birthday.)


If you select the Principal Protection Feature, you may not select a maturity date that is prior to the Principal Protection Expiration Date (that is, prior to the last day of the eighth contract year).

For nonqualified Contracts, at least 30 days before the original maturity date, a contract owner may elect to extend the maturity date to any time prior to the annuitant's 85th birthday or, for qualified Contracts, to a later date with the Company's consent. Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with qualified contracts upon either the contract owner's attainment of age 70 1/2 or the death of the contract owner. Independent tax advice should be sought regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

When an annuity option is elected, it may be elected as a variable annuity, a fixed annuity, or a combination of both. (Variable payouts under this Contract may not be permitted in certain states.) If, at the time annuity payments begin, no election has been made to the contrary, the cash surrender value (or contract value, if a state so requires) will be applied to provide an annuity funded by the same investment options. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which annuity payments will be determined; however, if the Principal Protection Feature is selected, you may not transfer or annuitize prior to the Principal Protection Expiration Date.

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. The number of annuity units credited to the Contract is determined by dividing the first monthly annuity payment attributable to each funding option by the corresponding annuity unit value as of 14 days before the date annuity payments begin. An annuity unit is used to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly annuity payment. The amount applied to effect a variable annuity will be the value of the funding options as of 14 days before the date annuity payments begin less any applicable premium taxes not previously deducted.

The amount of the first monthly payment depends on the annuity option elected. A formula for determining the adjusted age is contained in the Contract. The total first monthly annuity payment is determined by multiplying the benefit per $1,000 of value shown in the tables of the Contract by the number of thousands of dollars of value of the Contract applied to that annuity option. The Company reserves the right to require satisfactory proof of age of any person on whose life annuity payments are based before making the first payment under any of the settlement options.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of the second and subsequent annuity payments is not predetermined and may change from month to month based on the investment experience of the applicable funding option. The total amount of each annuity payment will be equal to the sum of the basic payments in each funding option. The actual amounts of these payments are determined by multiplying the number of annuity units credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the cash surrender value will be determined as of the date annuity payments begin. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum.

On the maturity date, we will pay the amount due under the Contract in one lump sum (except in Florida, where this is not permitted), or in accordance with the payment option that you select. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, all or any part of the cash surrender value (contract value, if specified by state law) may be paid under one or more of the following annuity options. Payments under the annuity options may be elected on a monthly, quarterly, semiannual or annual basis. We may also offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. One will be designated the primary payee, the other will be designated the secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments of a Fixed Amount. The Company will make equal payments of the amount elected until the cash surrender value applied under this option has been exhausted. The first payment and all later payments will be paid from amounts attributable to each investment option in proportion to the cash surrender value attributable to each. The final payment will include any amount insufficient to make another full payment.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the contract value (including charges) within ten days after you receive it (the "right to return period"). You bear the investment risk during the period; therefore, the contract value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your purchase payment will be refunded in full; during the remainder of the right to return period, the contract value (including charges) will be refunded. The contract value will be determined following the close of the business day on which we receive a written request for a refund. Where state law requires a longer right to return period, or the return of purchase payments or other variations of this provision, the Company will comply. Refer to your Contract for any state-specific information.

TERMINATION

You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if the contract value as of that date is less than $1,000 and no purchase payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the contract owner's last known address and to any assignee of record. If the Contract is terminated, we will pay you the cash surrender value (contract value less any applicable premium tax, in the states that so require), less any applicable administrative charge.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the date of the report for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

TRANSFERS OF CONTRACT VALUES TO OTHER ANNUITIES

We may permit contract owners to transfer their contract values into other annuities offered by us or our affiliated insurance companies under rules then in effect.

                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

The Travelers Fund BD III For Variable Annuities ("Fund BD III") was established on March 27, 1997 and is registered with the SEC as a unit investment trust (separate account) under the Investment Company Act of 1940, as amended (the "1940 Act"). The assets of Fund BD III will be invested exclusively in the shares of the variable funding options, as well as other variable funding options available in similar variable annuity contracts offered by the Company.

The assets of Fund BD III are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to Fund BD III are, in accordance with the Contracts, credited to or charged against Fund BD III without regard to other income, gains and losses of the Company. The assets held by Fund BD III are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to Fund BD III. All such income and/or distributions are reinvested in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

MIXED AND SHARED FUNDING

It is conceivable that in the future it may be disadvantageous for both variable annuity and variable life insurance separate accounts, or for variable separate accounts of different insurance companies, to invest simultaneously in the same portfolios (called "mixed" and "shared" funding). Currently neither the insurance companies nor the portfolios foresee any such disadvantages to the companies or to variable contract owners. Each portfolio's board of trustees, directors or managers intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's funding options. We may advertise the "standardized average annual total returns" of the funding option, calculated in a manner prescribed by the SEC, as well as the "non-standardized total return," as described below. Examples of the performance figures are illustrated in the SAI.

STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge ($30) is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for Contracts sold (or anticipated to be sold). Each quotation assumes a total redemption at the end of each period with the applicable withdrawal charge deducted at that time.

NON-STANDARDIZED METHOD. Non-standardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Non-standardized total returns will not reflect the deduction of any withdrawal charge or the $30 annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

GENERAL Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the separate account and the variable funding options.


For funding options that were in existence prior to the date they became available under the Separate Account, the standardized and non-standardized average annual total return quotations may accompany returns showing the investment performance that such funding options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. The contract value at redemption may be more or less than original cost.


                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

TYPES OF CONTRACTS: QUALIFIED OR NONQUALIFIED

If you purchase an annuity contract under any pension plan, specially sponsored program, or individual retirement annuity (IRA) with pre-tax dollars, your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, pension and profit-sharing plans (including 401(k) plans), and Keogh Plans. If you purchase the contract with after-tax dollars and not under one of the programs described above, your contract is referred to as nonqualified.

NONQUALIFIED ANNUITY CONTRACTS

As the owner of a nonqualified annuity, you will not be taxed on increases in the value of your contract until a distribution occurs -- either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the contract attributable to purchase payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in your income if you should transfer the contract for an amount substantially less than the value of the contract.

If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includable in your income. (See "Penalty Tax for Premature Distributions" below). There is income in the contract to the extent the cash value exceeds your investment in the contract. The investment in the contract equals the total purchase payments you paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

Federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the surviving joint owner, or the beneficiary, will have to pay taxes prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments.

QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the contract have not yet been taxed, the full amount of all withdrawals and annuity payments are taxed at the ordinary income tax rate. The Contract is available as a vehicle for IRA rollovers. There are special rules which govern the taxation of qualified contracts, including requirements for mandatory distributions and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the money distributed was (1) paid on or after the owner dies; (2) paid if the taxpayer becomes totally disabled, (as that term is defined in the Code); (3) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (4) paid as an immediate annuity; or (5) paid from purchase payments made prior to August 14, 1982.

OWNERSHIP OF THE INVESTMENTS

Assets in the funding options must be owned by the Company and not by the contract owner for federal income tax purposes. Otherwise, the deferral of taxes is lost by the owner.

The Internal Revenue Service (IRS) has stated that a variable contract owner will be considered the owner of the assets of a funding option if the owner has some degree of control over those investments. The IRS has not, however, described in detail the circumstances in which investor control of the investments of a separate account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account.

We do not know if such guidance will be issued, or if it is, what standards may be set. Furthermore, we do not know if such guidance may be issued with retroactive effect. New regulations generally apply to future sales or to future voluntary transactions in existing contracts. We therefore reserve the right to modify the contract as necessary to attempt to maintain favorable tax treatment.

DIVERSIFICATION REQUIREMENTS

The Code states that in order to qualify for the tax benefits described above, investments made in the separate account of any nonqualified variable annuity contract must satisfy certain diversification requirements. Tax regulations define how separate accounts must be diversified. We monitor the investments constantly and believe that our accounts are adequately diversified. We intend to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY

The Travelers Insurance Company is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all of the states of the United States, the District of Columbia, Puerto Rico, Guam, the British and U.S. Virgin Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Travelers Group Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts will be sold by life insurance sales agents who represent the Company, and who are licensed registered representatives of the Company or certain other registered broker-dealers. The compensation paid to sales representatives will not exceed 6.5% of the payments made under the Contracts.

From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

Any sales representative or employee will have been qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter for the Contracts is Tower Square Securities, Inc., an affiliate of the Company; however, it is currently anticipated that an affiliated broker-dealer may become the principal underwriter for the Contracts during 1997.

CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Any paid-up annuity, cash surrender value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the funding options. However, we believe that when a funding option solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS

There are no pending material legal proceedings affecting Fund BD III. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been reviewed by the General Counsel of the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------

                            THE FIXED ACCOUNT OPTION
   (AVAILABLE ONLY IF YOU HAVE NOT SELECTED THE PRINCIPAL PROTECTION FEATURE
               OR AFTER THE PRINCIPAL PROTECTION EXPIRATION DATE)

The Fixed Account is secured by part of the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in the Separate Account or any other separate account sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Option. Disclosure regarding the Fixed Option and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Option, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Option portion of the contract owner's contract value, or the dollar amount of fixed annuity payments made under any payout option.

We guarantee that, at any time, the Fixed Option contract value will not be less than the amount of the purchase payments allocated to the Fixed Option, plus interest credited as described below, less any applicable premium taxes or prior surrenders. If the contract owner effects a surrender, the amount available from the Fixed Option will be reduced by any applicable withdrawal charge as described under "Charges and Deductions" in this prospectus.

Purchase payments allocated to the Fixed Option and any transfers made to the Fixed Option become part of the Company's general account which supports insurance and annuity obligations. Neither the general account nor any interest therein is registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Option at our discretion. Investment income from such Fixed Option assets will be allocated to us and to the Contracts participating in the Fixed Option.

Investment income from the Fixed Option allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Option Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

The initial rate for any allocations into the Fixed Option is guaranteed for one year from the date of such allocation. Subsequent renewal rates will be guaranteed for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Option in excess of 3% per year will be determined in our sole discretion. You assume the risk that interest credited to the Fixed Option may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

You may make transfers from the Fixed Option to any other available funding option(s) twice a year during the 30 days following the semiannual anniversary of the contract effective date. The transfers are limited to an amount of up to 15% of the Fixed Option Value on the semiannual contract effective date anniversary. (This restriction does not apply to transfers from the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Option to other funding options may not be transferred back to the Fixed Option for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions.

Automated transfers from the Fixed Option to any of the funding options may begin at any time. Automated transfers from the Fixed Option may not deplete your Fixed Option value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                                   APPENDIX B
--------------------------------------------------------------------------------

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Insurance Company. A list of the contents of the Statement of Additional Information is set forth below:

     The Insurance Company
     Principal Underwriter
     Distribution and Management Agreement
     Valuation of Assets
     Performance Information
     Independent Accountants
     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated May 1, 1997 (Form No. L-12548S) are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Insurance Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061.

Name:

Address:

                                     PART B

         Information Required in a Statement of Additional Information

                             Travelers Index Annuity

                       STATEMENT OF ADDITIONAL INFORMATION

                                      dated

                             _________________, 1997

                                       for

                THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES

                                    ISSUED BY

                         THE TRAVELERS INSURANCE COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated _________, 1997. A copy of the Prospectus may be obtained by writing to The Travelers Insurance Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling 1-800-842-8573.




                                TABLE OF CONTENTS

THE INSURANCE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . .  2

PRINCIPAL UNDERWRITER  . . . .  . . . . . . . . . . . . . . . . . . . . 2

DISTRIBUTION AND MANAGEMENT AGREEMENT . . . . . . . . . . . . . . . . . 2

PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . 2

VALUATION OF ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . 5

TELEPHONE TRANSFERS. . . . . . . . . . . . . . . . . . . . . . . . . .  6

FEDERAL TAX CONSIDERATIONS. . . . . . . . . . . . . . . . . . . . . . . 6

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . 9

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . .  F-1

                              THE INSURANCE COMPANY

         The Travelers Insurance Company (the "Company"), is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183, and its telephone number is (860) 277-0111.

         The Company is a wholly owned subsidiary of The Travelers Insurance Group Inc., which is indirectly owned through a wholly owned subsidiary, by Travelers Group Inc., a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services;
(ii) Consumer Finance Services; (iii) Life Insurance Services; and (iv) Property and Casualty Insurance Services.


                              PRINCIPAL UNDERWRITER

         Tower Square Securities, Inc. ("Tower Square"), a wholly-owned subsidiary of the Company, serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. Tower Square's principal executive offices are located at One Tower Square, Hartford, Connecticut. It is anticipated that an affiliated broker-dealer will become the principal underwriter during 1997.


                      DISTRIBUTION AND MANAGEMENT AGREEMENT

         Under the terms of the Distribution and Management Agreement among Fund BD III, the Company and Tower Square, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with Fund BD III. Tower Square performs the sales functions related to the Contracts. The Company reimburses Tower Square for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying Fund BD III and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to Fund BD III all necessary office space, facilities, and personnel to manage its affairs.


                             PERFORMANCE INFORMATION

From time to time, the Company may advertise several types of historical performance for funding options of Fund BD III. The Company may advertise the "standardized average annual total returns" of the funding options available through the Separate Account, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "non-standardized total return," as described below:

         STANDARDIZED METHOD. Quotations of average annual total return are computed according to a formula in which a hypothetical initial investment of $1,000 is allocated to an funding option, and then related to ending redeemable values over one-, five- and ten-year periods, or inception, if a funding option has not been in existence for one of the prescribed periods. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual contract administrative charge ($30) is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this SAI relates. Each quotation assumes a total redemption at the end of each period with the assessment of all associated withdrawal charges.

         NONSTANDARDIZED METHOD. Non-standardized "total return" will be calculated in a manner similar to "standardized" as describe above. However, non-standardized total return will not reflect the deduction of any applicable withdrawal charge or the $30 annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

         GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Fund BD III and the funding options.

         For funding options that were in existence before they became available under Fund BD III, the standardized average total return and non-standardized total return quotations will show the investment performance that such funding options would have achieved (reduced by the applicable charges) had they been held available under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. A Contract Owner's Contract Value at redemption may be more or less than original cost.

Average annual total returns for each of the funding options available under Fund BD III computed according to the standardized and non-standardized methods for the period ending June 30, 1996 are set forth in the following table.


                    STANDARDIZED TOTAL RETURN CALCULATIONS

-------------------------------------------------------------------------------
Portfolio Name                                           Since         Inception
                                   1 Year    5 Year      Inception     Date
------------------------------------------------------------------------------
Standard Death Benefit
Cash Income Trust*                (2.72%)     1.64%        3.51%       12/87
Equity Index*                      25.51%    16.40%       15.13%       10/91
Equity Index**                     18.96%    13.72%       12.54%       10/91


Enhanced Death Benefit
Cash Income Trust*                (2.93%)     1.43%        3.30%       12/87
Equity Index*                      25.25%    16.16%       14.90%       10/91
Equity Index**                     18.70%    13.48%       12.30%       10/91


*Without Principal Protection Feature elected.
**With Principal Protection Feature elected.

                   NONSTANDARDIZED TOTAL RETURN CALCULATIONS

-------------------------------------------------------------------------------
Portfolio Name                                             Since       Inception
                          1 Year     3 Year     5 Year     Inception   Date
-------------------------------------------------------------------------------
Standard Death Benefit
Cash Income Trust*         3.39%     3.47%       2.42%       3.84%     12/87
Equity Index*             28.45%    27.65%      17.73%      16.77%     10/91
Equity Index**            27.02%    25.17%      15.43%      14.48%     10/91

Enhanced Death Benifit
Cash Income Trust*         1.89%     3.49%       2.35%       3.70%     12/87
Equity Index*             28.31%    27.40%      17.50%      16.54%     10/91
Equity Index**            26.88%    24.92%      15.20%      14.25%     10/91

*Without Principal Protection Feature elected.
**With Principal Protection Feature elected.




                               VALUATION OF ASSETS

         The value of the assets of each funding option is determined on each business as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

         Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

                              NET INVESTMENT FACTOR

THE CONTRACT VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the immediately preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a funding option from one valuation period to the next. The net investment factor for a funding option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable funding option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a funding option is equal to (a) minus (b), divided by (c) where:

         (a) = investment income plus capital gains and losses (whether realized or unrealized);
         (b) = any deduction for applicable taxes (presently zero); and
         (c) = the value of the assets of the funding option at the beginning of the valuation period.

         The gross investment rate may be either positive or negative. A Sub-Account's assets are based on the net asset value of the funding option, and investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each funding option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the business day just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit Value applicable to each funding option was established at $1.00. An Annuity Unit Value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                               TELEPHONE TRANSFERS

    A contract owner may place a transfer request by telephone. The telephone transfer privilege is available automatically; no special election is necessary for a contract owner to have this privilege. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted on each business day between 9:00 a.m. and 4:00 p.m., Eastern time, at 1-800-842-8573. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and will promptly notify the caller.

    The Company will make a reasonable effort to record each telephone transfer conversation, but in the event that no recording is effective or available, the contract owner will remain liable for each telephone transfer effected. Additionally, the Company is not liable for acting upon instructions believed to be genuine and in accordance with the procedures described above. As a result of this policy, the contract owner may bear the risk of loss in the event that the Company follows instructions that prove to be fraudulent.


                           FEDERAL TAX CONSIDERATIONS

    The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

    Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 70 1/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS

    Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to purchase payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a contract owner when the contract owner transfers the contract without adequate consideration.

    If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

    Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

    The federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. Failure to meet these requirements will cause the surviving joint owner, or the beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES

    To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

    The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SIMPLE Plan IRA Form

    Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution of 100% on the first 3% or 7% contribution for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

    Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

    Distributions are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING

    The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

1.  ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR
    ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

    There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

(a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

(b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

(c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.

    A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

    To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
   YEAR)

    The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1997, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $14,850 or less per year, will generally be exempt from periodic withholding.

    Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

    Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

                             INDEPENDENT ACCOUNTANTS

      Coopers & Lybrand L.L.P., independent accountants, 100 Pearl Street, Hartford, Connecticut, are the independent auditors for Fund BD III. The services to be provided to Fund BD III will include primarily the audit of the Fund's financial statements. As of the effective date of the prospectus, Fund BD III had no assets.

         The consolidated financial statements of The Travelers Insurance Company and Subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                          Independent Auditors' Report



The Board of Directors and Shareholder
The Travelers Insurance Company and Subsidiaries:

We have audited the accompanying consolidated balance sheets of The Travelers Insurance Company and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Insurance Company and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                                   /s/ KPMG Peat Marwick LLP
Hartford, Connecticut
January 17, 1997

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


---------------------------------------------------------------------------------------------------
(for the year ended December 31, in millions)                       1996         1995          1994
---------------------------------------------------------------------------------------------------
REVENUES
Premiums                                                          $1,379       $1,496       $ 1,492
Net investment income                                              1,887        1,824         1,702
Realized investment gains                                             65          106            13
Other                                                                298          221           199
---------------------------------------------------------------------------------------------------
         Total revenues                                            3,629        3,647         3,406
---------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Current and future insurance benefits                              1,163        1,185         1,216
Interest credited to contractholders                                 830          967           961
Amortization of deferred acquisition costs and
   value of insurance in force                                       281          290           281
Other operating expenses                                             380          368           351
---------------------------------------------------------------------------------------------------
         Total benefits and expenses                               2,654        2,810         2,809
---------------------------------------------------------------------------------------------------

Income from continuing operations before
   federal income taxes                                              975          837           597
---------------------------------------------------------------------------------------------------

Federal income taxes:
  Current expense (benefit)                                          284          233           (96)
  Deferred                                                            58           57           307
---------------------------------------------------------------------------------------------------
         Total federal income taxes                                  342          290           211
---------------------------------------------------------------------------------------------------

Income from continuing operations                                    633          547           386

Discontinued operations, net of income taxes
   Income from operations (net of taxes of $0, $18 and $83)           --           72           150
   Gain on disposition (net of taxes of $14, $68 and $18)             26          131             9
---------------------------------------------------------------------------------------------------
         Income from discontinued operations                          26          203           159
---------------------------------------------------------------------------------------------------

Net income                                                           659          750           545
Retained earnings beginning of year                                2,312        1,562         1,017
Dividends to parent                                                  500           --            --
---------------------------------------------------------------------------------------------------
Retained earnings end of year                                     $2,471       $2,312       $ 1,562
---------------------------------------------------------------------------------------------------





                See notes to consolidated financial statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------
(at December 31, in millions)                                                        1996          1995
-------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value (cost, $18,515; $18,187)       $18,846       $18,842
Equity securities, at fair value (cost, $325; $182)                                   332           224
Mortgage loans                                                                      2,883         3,626
Real estate held for sale, net of accumulated depreciation of $0; $9                  297           293
Policy loans                                                                        1,910         1,888
Short-term securities                                                                 891         1,554
Other investments                                                                   1,235           874
-------------------------------------------------------------------------------------------------------
         Total investments                                                         26,394        27,301
-------------------------------------------------------------------------------------------------------
Cash                                                                                   74            73
Investment income accrued                                                             343           338
Premium balances receivable                                                           105           107
Reinsurance recoverables                                                            3,858         4,107
Deferred acquisition costs and value of insurance in force                          2,133         1,962
Separate and variable accounts                                                      9,023         6,949
Other assets                                                                        1,043         1,464
-------------------------------------------------------------------------------------------------------
         Total assets                                                             $42,973       $42,301
-------------------------------------------------------------------------------------------------------

LIABILITIES
Contractholder funds                                                              $13,693       $14,525
Future policy benefits                                                             11,450        11,783
Policy and contract claims                                                            536           571
Separate and variable accounts                                                      8,948         6,916
Commercial paper                                                                       50            73
Deferred federal income taxes                                                          57            32
Other liabilities                                                                   1,911         2,173
-------------------------------------------------------------------------------------------------------
         Total liabilities                                                         36,645        36,073
-------------------------------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million
 shares authorized, issued and outstanding                                            100           100
Additional paid-in capital                                                          3,170         3,134
Retained earnings                                                                   2,471         2,312
Unrealized investment gains, net of taxes                                             587           682
-------------------------------------------------------------------------------------------------------
         Total shareholder's equity                                                 6,328         6,228
-------------------------------------------------------------------------------------------------------

         Total liabilities and shareholder's equity                               $42,973       $42,301
-------------------------------------------------------------------------------------------------------



                See notes to consolidated financial statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           Increase (Decrease) in Cash

----------------------------------------------------------------------------------------------------------
(for the year ended December 31, in millions)                          1996            1995           1994
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Premiums collected                                               $  1,387        $  1,346        $ 1,394
  Net investment income received                                      1,910           1,855          1,719
  Other revenues received (expense paid)                                131              90             (2)
  Benefits and claims paid                                           (1,060)           (846)        (1,115)
  Interest credited to contractholders                                 (820)           (960)          (868)
  Operating expenses paid                                              (343)           (615)          (536)
  Income taxes paid                                                    (328)            (63)           (27)
  Other                                                                 (70)           (137)           (81)
----------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                         807             670            484
      Net cash provided by (used in) discontinued operations           (350)           (596)           233
----------------------------------------------------------------------------------------------------------
      Net cash provided by operations                                   457              74            717
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturities of investments
    Fixed maturities                                                  1,928           1,974          2,528
    Mortgage loans                                                      917             680          1,266
  Proceeds from sales of investments
    Fixed maturities                                                  9,101           6,773          1,316
    Equity securities                                                   479             379            357
    Mortgage loans                                                      178             704            546
    Real estate held for sale                                           210             253            728
  Purchases of investments
    Fixed maturities                                                (11,556)        (10,748)        (4,594)
    Equity securities                                                  (594)           (305)          (340)
    Mortgage loans                                                     (470)           (144)          (102)
  Policy loans, net                                                     (23)           (325)          (193)
  Short-term securities, (purchases) sales, net                         498             291           (367)
  Other investments, (purchases) sales, net                            (137)           (267)          (299)
  Securities transactions in course of settlement                       (52)            258             24
  Net cash provided by (used in) investing activities of
    discontinued operations                                             348           1,425           (261)
----------------------------------------------------------------------------------------------------------
      Net cash provided by investing activities                         827             948            609
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance (redemption) of short-term debt, net                         (23)             (1)            73
  Contractholder fund deposits                                        2,493           2,705          1,951
  Contractholder fund withdrawals                                    (3,262)         (3,755)        (3,357)
  Dividends to parent company                                          (500)             --             --
  Return of capital to parent company                                    --              --            (23)
  Net cash provided by financing activities
    of discontinued operations                                           --              --             84
 Other                                                                    9              --             (2)
----------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                          (1,283)         (1,051)        (1,274)
----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                    $      1        $    (29)       $    52
----------------------------------------------------------------------------------------------------------
Cash at December 31                                                $     74        $     73        $   102
----------------------------------------------------------------------------------------------------------


                 See notes to consolidated financial statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     NATURE OF OPERATIONS

       The Travelers Insurance Company and Subsidiaries (the Company) is a wholly owned subsidiary of The Travelers Insurance Group Inc. (TIGI). TIGI is an indirect wholly owned subsidiary of Travelers Group Inc. (Travelers Group), a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services; (ii) Consumer Finance Services; (iii) Property & Casualty Insurance Services; and (iv) Life Insurance Services (through the Company). The periodic reports of Travelers Group provide additional business and financial information concerning that company and its consolidated subsidiaries.

       The Company principally operates through two major business units within its Life Insurance Services segment:

       - TRAVELERS LIFE AND ANNUITY offers fixed and variable deferred annuities, payout annuities and term, universal and variable life and long-term care insurance to individuals and small businesses. It also provides group pension products, including guaranteed investment contracts and group annuities for employer-sponsored retirement and savings plans. These products are primarily marketed through The Copeland Companies (Copeland), an indirect, wholly owned subsidiary of the Company, the Financial Consultants of Smith Barney Inc., an affiliate of the Company, and a core group of approximately 500 independent agencies. The Company's Corporate and Other Segment was absorbed into Travelers Life and Annuity during the second quarter of 1996.

       - PRIMERICA LIFE INSURANCE offers individual life products, primarily term insurance, to consumers through a nationwide sales force of more than 86,000 full and part-time independent representatives.

       The Company sold group life and health insurance through its Managed Care and Employee Benefits Operations segment (MCEBO) through 1994. See Note 4.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Significant accounting policies used in the preparation of the accompanying financial statements follow.

       Basis of presentation

       The consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance subsidiaries of the Company are: The Travelers Life and Annuity Company (TLAC), and Primerica Life Insurance Company (Primerica Life) and its subsidiary National Benefit Life Insurance Company (NBL).

       As discussed in Note 4 of Notes to Consolidated Financial Statements, in January 1995 the group life insurance and related businesses of the Company were sold to Metropolitan Life Insurance Company (MetLife) and also in January 1995, the group medical component was exchanged for a 42% interest in The MetraHealth Companies, Inc. (MetraHealth). The Company's interest in MetraHealth was sold on October 2, 1995 and through that date had been accounted for on the equity method. The Company's discontinued operations reflect the results of the medical insurance business not transferred, the equity interest in the earnings of MetraHealth through October 2, 1995 (date of sale) and the gains from the sales of these businesses. All of the businesses sold to MetLife or contributed to MetraHealth were included in the Company's MCEBO segment in 1994. MCEBO marketed group life and health insurance, managed health care programs and administrative services associated with employee benefit plans.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       In September 1995, Travelers Group made a pro rata distribution to its stockholders of shares of Class A Common Stock of Transport Holdings Inc., which at the time was a wholly owned subsidiary of Travelers Group and was the indirect owner of the business of Transport Life Insurance Company (Transport Life). Immediately prior to this distribution, the Company distributed Transport Life, an indirect wholly owned subsidiary of the Company, to TIGI, as a return of capital.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

       As more fully described in Note 4, all of the operations comprising MCEBO are presented as a discontinued operation and, accordingly, prior year amounts have been restated.

       Certain prior year amounts have been reclassified to conform with the 1996 presentation.

       Investments

       Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are valued based upon quoted market prices, or if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity.

       Equity securities, which include common and nonredeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

       Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were insignificant at December 31, 1996 and 1995.

       Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value of foreclosed properties is established at time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other acceptable techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1996 and 1995.

       Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost which approximates market.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Accrual of income, included in other assets, is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

       Derivative Financial Instruments

       The Company uses derivative financial instruments, including financial futures contracts, equity options, forward contracts and interest rate swaps and caps, as a means of hedging exposure to interest rate, equity price and foreign currency risk. Hedge accounting is used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment.

       Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

       Forward contracts, equity options, and interest rate swaps and caps were not significant at December 31, 1996 and 1995. Information concerning derivative financial instruments is included in Note 8.

       Investment Gains and Losses

       Realized investment gains and losses are included as a component of pretax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

       Policy Loans

       Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

       Deferred Acquisition Costs and Value of Insurance in Force

       Costs of acquiring individual life insurance, annuities and health business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance and guaranteed renewable health contracts, including long-term care, are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. For life insurance, a 10- to 25-year amortization period is used; for guaranteed renewable health, a 10- to 20-year period, and a 10- to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       The value of insurance in force is an asset recorded at the time of acquisition of an insurance company. It represents the actuarially determined present value of anticipated profits to be realized from life insurance, annuities and health contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18%. Traditional life insurance and guaranteed renewable health policies are amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required.

       Separate and Variable Accounts

       Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at market value. Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are primarily carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

       Goodwill

       Goodwill represents the cost of acquired businesses in excess of net assets and is being amortized on a straight-line basis principally over a 40-year period. The carrying amount is regularly reviewed for indication of impairment in value, which in the view of management, would be other than temporary. Impairments would be recognized in operating results if a permanent diminution in value is deemed to have occurred.

       Contractholder Funds

       Contractholder funds represent receipts from the issuance of universal life, pension investment and certain deferred annuity contracts. Contractholder Fund balances are increased by such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.5% to 8.6%.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Future Policy Benefits

       Benefit reserves represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 10.0%, including adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

       Permitted Statutory Accounting Practices

       The Company, whose insurance subsidiaries are domiciled principally in Connecticut and Massachusetts, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of those states. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus of the Company is not material.

       Premiums

       Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term.

       Other Revenues

       Other revenues include surrender, mortality and administrative charges and fees as earned on investment, universal life and other insurance contracts. Other revenues also include gains and losses on dispositions of assets and operations other than realized investment gains and losses and revenues of non-insurance subsidiaries.

       Interest Credited to Contractholders

       Interest credited to contractholders represents amounts earned by universal life, pension investment and certain deferred annuity contracts in accordance with contract provisions.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Federal Income Taxes

       The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities. The deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

       Future Application of Accounting Standards

       In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125 (FAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". FAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The requirements of FAS 125 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and are to be applied prospectively. However, in December 1996 the FASB issued FAS 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which delays until January 1, 1998 the effective date for certain provisions. The adoption of the provisions of this statement effective January 1, 1997 will not have a material impact on results of operations, financial condition or liquidity and the Company is currently evaluating the impact of the provisions whose effective date has been delayed until January 1, 1998.

3.     CHANGES IN ACCOUNTING PRINCIPLES

       Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of

       Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The statement also requires that long-lived assets to be disposed (e.g., real estate held for sale) be carried at the lower of cost or fair value less cost to sell and does not allow such assets to be depreciated. The adoption of this standard did not have a material impact on the Company's results of operations, financial condition, or liquidity.

       Accounting for Stock-Based Compensation

       The Company participates in a stock option plan sponsored by Travelers Group that provides for the granting of stock options in Travelers Group common stock to officers and key employees. The Company applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for stock options. Since stock options are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. In October 1995, the Financial Accounting Standards Board issued

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


3.     CHANGES IN ACCOUNTING PRINCIPLES, Continued

       Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This statement provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options. Had the Company applied FAS 123 in accounting for stock options, net income would have been reduced by $2.8 million and $1.3 million in 1996 and 1995, respectively.

       Accounting by Creditors for Impairment of a Loan

       Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," which describe how impaired loans should be measured when determining the amount of a loan loss accrual. These statements amended existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. Their adoption did not have a material impact on the Company's results of operations, financial condition, or liquidity.

4.     DISPOSITIONS AND DISCONTINUED OPERATIONS

       In December 1994, the Company and its affiliates sold their group dental insurance business to MetLife for $52 million and recognized a gain of $9 million net of taxes. On January 3, 1995, the Company and its affiliates completed the sale of their group life and related non-medical group insurance businesses to MetLife for $350 million and recognized in the first quarter of 1995 a gain of $20 million net of taxes. In connection with the sale, the Company ceded 100% of its risks in the group life and related businesses to MetLife on an indemnity reinsurance basis, effective January 1, 1995. In connection with the reinsurance transaction, the Company transferred assets with a fair market value of approximately $1.5 billion to MetLife, equal to the statutory reserves and other liabilities transferred.

       On January 3, 1995, the Company and MetLife and certain of their affiliates, formed the MetraHealth joint venture by contributing their group medical businesses to MetraHealth, in exchange for shares of common stock of MetraHealth. No gain was recognized as a result of this transaction. Upon formation of the joint venture, the Company owned 42% of the outstanding capital stock of MetraHealth, TIGI owned 8% and the other 50% was owned by MetLife and its affiliates. In March 1995, MetraHealth acquired HealthSpring, Inc. for common stock of MetraHealth resulting in a reduction in the participation of the Company and TIGI, and MetLife in the MetraHealth venture to 48.25% each. As the medical insurance business of the Company came due for renewal, the risks were transferred to MetraHealth and the related operating results for this medical insurance business were reported by the Company in 1995 as part of discontinued operations.

       On October 2, 1995, the Company and its affiliates completed the sale of their ownership in MetraHealth to United HealthCare Corporation and through that date had accounted for its interest in MetraHealth on the equity method. Gross proceeds to the Company in 1995 were $708 million in cash recognizing a gain of $111 million after-tax. During 1996 the Company received a contingency payment based on MetraHealth's 1995 results. In conjunction with this payment, certain reserves associated with the group medical business and exit costs related to the discontinued operations were reevaluated resulting in a final after-tax gain of $26 million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


4.     DISPOSITIONS AND DISCONTINUED OPERATIONS, Continued

       All of the businesses sold to MetLife or contributed to MetraHealth were included in the Company's MCEBO segment in 1994. The Company's discontinued operations in 1996 and 1995 reflect the results of the medical insurance business not transferred, the equity interest in the earnings of MetraHealth through October 2, 1995 (date of sale) and the gains from sales of these businesses. Revenues from discontinued operations for the years ended December 31, 1996, 1995 and 1994 amounted to $85.6 million, $1.2 billion and $3.3 billion, respectively. The assets and liabilities of the discontinued operations have not been segregated in the consolidated balance sheet as of December 31, 1996 and 1995. The assets and liabilities of the discontinued operations consist primarily of investments and insurance-related assets and liabilities. At December 31, 1996, these assets and liabilities each amounted to $180 million. At December 31, 1995, these assets and liabilities each amounted to $1.8 billion.

       In September 1995, Travelers Group made a pro rata distribution to its stockholders of shares of Class A Common Stock of Transport Holdings Inc., which at the time was a wholly owned subsidiary of Travelers Group and was the indirect owner of the business of Transport Life. Immediately prior to this distribution, the Company distributed Transport, an indirect, wholly owned subsidiary of the Company, to TIGI, as a return of capital, resulting in a reduction in additional paid-in capital of $334 million. The results of Transport through September 1995 are included in income from continuing operations.

5.     COMMERCIAL PAPER AND LINES OF CREDIT

       The Company issues commercial paper directly to investors and had $50 million outstanding at December 31, 1996. The Company maintains unused credit availability under bank lines of credit at least equal to the amount of the outstanding commercial paper. Interest expense related to the commercial paper was not significant in 1996.

       Travelers Group, Commercial Credit Company (CCC) (an indirect wholly owned subsidiary of Travelers Group) and the Company have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to any of Travelers Group, CCC or the Company. The Company's participation in this agreement is limited to $250 million. The revolving credit facility consists of a five-year revolving credit facility which expires in 2001. At December 31, 1996, $100 million was allocated to the Company. Under this facility the Company is required to maintain certain minimum equity and risk-based capital levels. At December 31, 1996, the Company was in compliance with these provisions. There were no amounts outstanding under this agreement at December 31, 1996 and 1995.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


6.     REINSURANCE

       The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance. The Company remains primarily liable as the direct insurer on all risks reinsured. Since June 1994, the Company is reinsuring its life insurance risks via first dollar quota share treaties on an 80%/20% basis. Maximum retention of $1.5 million is generally reached on policies in excess of $7.5 million. For other plans of insurance it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies which vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $1.5 million.

       The Company writes workers' compensation business through its Accident Department. This business is ceded 100% to an affiliate, Travelers Property Casualty Corp. (TAP).

       A summary of reinsurance financial data reflected within the consolidated statement of operations and retained earnings is presented below (in millions):

-------------------------------------------------------------------------------
                                             1996           1995           1994
-------------------------------------------------------------------------------
Written Premiums:
   Direct                                 $ 1,982        $ 2,166        $ 2,153

   Assumed from:
      Non-affiliated companies                  5             --             --

   Ceded to:
      Affiliated companies                   (284)          (374)          (358)
      Non-affiliated companies               (309)          (302)          (306)
-------------------------------------------------------------------------------
   Total net written premiums             $ 1,394        $ 1,490        $ 1,489
-------------------------------------------------------------------------------


Earned Premiums:
   Direct                                 $ 1,897        $ 2,067        $ 2,301

   Assumed from:
      Non-affiliated companies                  5             --             --

   Ceded to:
      Affiliated companies                   (219)          (283)          (384)
      Non-affiliated companies               (315)          (298)          (305)
-------------------------------------------------------------------------------
   Total  net earned premiums             $ 1,368        $ 1,486        $ 1,612
-------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


6.     REINSURANCE, Continued

       Reinsurance recoverables at December 31, include amounts recoverable on unpaid and paid losses and were as follows (in millions):

--------------------------------------------------------------------------------
                                                             1996           1995
--------------------------------------------------------------------------------
Reinsurance Recoverables:
   Life and accident and health business:
      Non-affiliated companies                             $1,497         $1,744

   Property-casualty business:
      Affiliated companies                                  2,361          2,363
--------------------------------------------------------------------------------

   Total  Reinsurance Recoverables                         $3,858         $4,107
================================================================================

       Total reinsurance recoverables at December 31, 1996 and 1995 include $720 million and $929 million, respectively, from MetLife in connection with the sale of the Company's group life and related businesses. See Note 4.

7.     SHAREHOLDER'S EQUITY

       Additional Paid-In Capital

       The increase of $36 million in additional paid-in capital during 1996 is due primarily to contributions of non-insurance subsidiaries from TIGI.

       Unrealized Investment Gains (Losses)

       An analysis of the change in unrealized gains and losses on investments is shown in Note 15.

       Shareholder's Equity and Dividend Availability

       The Company's statutory net income, which includes all insurance subsidiaries, was $656 million, $235 million and $100 million for the years ended December 31, 1996, 1995 and 1994, respectively.

       The Company's statutory capital and surplus was $3,442 million and $3,197 million at December 31, 1996 and 1995, respectively.

       The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. Statutory surplus of $507 million is available in 1997 for dividend payments by the Company without prior approval of the Connecticut Insurance Department.

       In addition, under a revolving credit facility, the Company is required to maintain certain minimum equity and risk based capital levels. The Company is in compliance with these covenants at December 31, 1996.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8.     DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL
       INSTRUMENTS

       Derivative Financial Instruments

       The Company uses derivative financial instruments, including financial futures, equity options, forward contracts and interest rate swaps as a means of hedging exposure to foreign currency, equity price changes and/or interest rate risk on anticipated transactions or existing assets and liabilities. The Company does not hold or issue derivative instruments for trading purposes.

       These derivative financial instruments have off-balance sheet risk. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts and interest rate swaps, credit risk is limited to the amounts calculated to be due the Company on such contracts. Financial futures contracts and purchased listed option contracts have little credit risk since organized exchanges are the counterparties.

       The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

       The Company uses exchange traded financial futures contracts to manage its exposure to changes in interest rates which arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts which offset asset price changes resulting from changes in market interest rates until an investment is purchased or a product is sold.

       Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

       At December 31, 1996 and 1995, the Company held financial futures contracts with notional amounts of $169 million and $68 million, respectively, and a deferred gain of $1 million and a deferred loss of $.2 million, respectively. Total gains from financial futures of $2 million were deferred at December 31, 1996. These deferred gains, which relate to anticipated investment purchases and investment product sales expected to occur by the end of the second quarter of 1997, are reported as other liabilities. At December 31, 1996 and 1995, the Company's futures contracts had no fair value because these contracts are marked to market and settled in cash daily.

       The off-balance sheet risks of equity options, forward contracts, and interest rate swaps were not significant at December 31, 1996 and 1995.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

       The Company purchased a 5-year interest rate cap, with a notional amount of $200 million, from Travelers Group in 1995 to hedge against losses that could result from increasing interest rates. This instrument, which does not have off-balance sheet risk, gives the Company the right to receive payments if interest rates exceed specific levels at specific dates. The premium of $2 million paid for this instrument is being amortized over its life. The interest rate cap asset is reported at fair value which is $1 million at December 31, 1996.

       Financial Instruments with Off-Balance Sheet Risk

       In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance sheet risk of these financial instruments was not significant at December 31, 1996 and 1995.

       Fair Value of Certain Financial Instruments

       The Company uses various financial instruments in the normal course of its business. Fair values of financial instruments which are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

       At December 31, 1996 and 1995, investments in fixed maturities had a carrying value and a fair value of $18.8 billion. See Note 15.

       At December 31, 1996, mortgage loans had a carrying value of $2.9 billion, which approximated fair value, compared with a carrying value of $3.6 billion, which approximated fair value at December 31, 1995. In estimating fair value, the Company used interest rates reflecting the higher returns required in the current real estate financing market.

       The carrying values of $154 million and $647 million of financial instruments classified as other assets approximated their fair values at December 31, 1996 and 1995, respectively. The carrying values of $825 million and $1.3 billion of financial instruments classified as other liabilities also approximated their fair values at December 31, 1996 and 1995, respectively. Fair value is determined using various methods including discounted cash flows, as appropriate for the various financial instruments.

       At December 31, 1996, contractholder funds with defined maturities had a carrying value of $1.7 billion and a fair value of $1.7 billion, compared with a carrying value of $2.4 billion and a fair value of $2.5 billion at December 31, 1995. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $9.1 billion and a fair value of $8.8 billion at December 31, 1996, compared with a carrying value of $9.3 billion and a fair value of $9.0 billion at December 31, 1995. These contracts generally are valued at surrender value.

       The assets of separate accounts providing a guaranteed return had a carrying value and a fair value of $1.1 billion and $1.1 billion, respectively, at December 31, 1996, compared with a carrying value and a fair value of $1.5 billion and $1.6 billion, respectively, at December 31, 1995. The liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $1.0 billion and $.9 billion, respectively, at December 31, 1996, compared with a carrying value and a fair value of $1.5 billion and $1.4 billion, respectively, at December 31, 1995.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

       The carrying values of cash, short-term securities, investment income accrued and commercial paper approximated their fair values.

       The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

9.     COMMITMENTS AND CONTINGENCIES

       Financial Instruments with Off-Balance Sheet Risk

       See Note 8 for a discussion of financial instruments with off-balance sheet risk.

       Litigation

       The Company is a defendant or codefendant in various litigation matters in the normal course of business. Although there can be no assurances, as of December 31, 1996, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

10.    BENEFIT PLANS

       Pension Plans

       The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Travelers Group covering the majority of Travelers Group's U.S. employees. Benefits for the qualified plan are based on an account balance formula. Under this formula, each employee's accrued benefit can be expressed as an account that is credited with amounts based upon the employee's pay, length of service and a specified interest rate, all subject to a minimum benefit level. This plan is funded in accordance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

       The Company also participates in a nonqualified, noncontributory defined benefit pension plan sponsored by an affiliate covering the majority of the Company's U.S. employees. Contributions are based on benefits paid.

       The Company's share of net pension expense was not significant for 1996, 1995 and 1994.

       Through plans sponsored by TIGI, the Company also provides defined contribution pension plans for certain agents. Company contributions are primarily a function of production. The expense for these plans was not significant in 1996, 1995 and 1994.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


10.    BENEFIT PLANS, Continued

       Other Benefit Plans

       In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees through a plan sponsored by TIGI. Retirees may elect certain prepaid health care benefit plans. Life insurance benefits are generally set at a fixed amount. Beginning January 1, 1996, these plans were amended to restrict benefit eligibility to retirees and certain retiree-eligible employees. The cost recognized by the Company for these benefits represents its allocated share of the total costs of the plan, net of retiree contributions. The Company's share of the total cost of the plan for 1996, 1995 and 1994 was not significant.

       401(K) Savings Plan

       Under the savings, investment and stock ownership plan available to substantially all employees of TIGI, the Company matches a portion of employee contributions. Effective April 1, 1993, the match decreased from 100% to 50% of an employee's first 5% contribution and a variable match based on the profitability of TIGI and its subsidiaries was added through December 31, 1995. Effective January 1, 1996, the match remained at 50% of an employee's first 5% contribution with a maximum of $1,000. Effective January 1, 1997, employee contributions will be matched with Travelers Group stock options. The Company's matching obligation was not significant in 1996, 1995 and 1994.

11.    RELATED PARTY TRANSACTIONS

       The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI are handled by the Company. Settlements for these payments between the Company and its affiliates are made regularly. The Company provides various employee benefits coverages to employees of certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment advisory and management services, data processing services and claims processing services are shared with affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

       An affiliate maintains a short-term investment pool in which the Company participates. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 1996 and 1995, the pool totaled approximately $2.9 billion and $2.2 billion, respectively. The Company's share of the pool amounted to $196 million and $1.4 billion at December 31, 1996 and 1995, respectively, and is included in short-term securities in the consolidated balance sheet.

       The Company sells structured settlement annuities to TAP in connection with the settlement of certain policyholder obligations. Such deposits were $40 million, $38 million and $39 million for 1996, 1995 and 1994, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



11.    RELATED PARTY TRANSACTIONS, Continued

       The Company markets deferred annuity products and life and health insurance through its affiliate, Smith Barney Inc. Premiums and deposits related to these products were $820 million, $583 million and $161 million in 1996, 1995 and 1994, respectively.

       At December 31, 1996 and 1995, the Company had an investment of $22 million and $24 million, respectively, in bonds of its affiliate, CCC. This is included in fixed maturities in the consolidated balance sheet.

       The Company had an investment of $648 million and $445 million in common stock of Travelers Group at December 31, 1996 and 1995, respectively. This investment is carried at fair value.

12.    LEASES

       Most leasing functions for TIGI and its subsidiaries are administered by TAP. In 1996, TAP assumed the obligations for several leases. Rent expense related to all leases are shared by the companies on a cost allocation method based generally on estimated usage by department. Rent expense was $24 million, $22 million and $23 million in 1996, 1995 and 1994, respectively.

       -----------------------------------------------------------
                                                 Minimum operating
       (in millions)                               rental payments
       -----------------------------------------------------------
       Year ending December 31,
             1997                                             $ 57
             1998                                               49
             1999                                               41
             2000                                               39
             2001                                               42
             Thereafter                                        362
       -----------------------------------------------------------
                                                              $590
       -----------------------------------------------------------

       The Company is reimbursed by affiliates of TIGI for utilization of space and equipment. Future sublease rental income of approximately $92 million will partially offset these commitments. Minimum future capital lease payments are not significant.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



13.    FEDERAL INCOME TAXES

       (in millions)                                      1996           1995          1994
       -------------------------------------------------------------------------------------
       Effective tax rate
       Income before federal income taxes                 $975           $837          $597
       Statutory tax rate                                   35%            35%           35%
       -------------------------------------------------------------------------------------
       Expected federal income taxes                      $341           $293          $209
       Tax effect of:
          Nontaxable investment income                      (3)            (4)           (4)
          Other, net                                         4              1             6
       -------------------------------------------------------------------------------------
       Federal income taxes (benefit)                     $342           $290          $211
       -------------------------------------------------------------------------------------
       Effective tax rate                                   35%            35%           35%
       -------------------------------------------------------------------------------------
       Composition of federal income taxes
       Current:
          United States                                   $263           $220         $(108)
          Foreign                                           21             13            12
       -------------------------------------------------------------------------------------
             Total                                         284            233           (96)
       -------------------------------------------------------------------------------------
       Deferred:
          United States                                     57             52           302
          Foreign                                            1              5             5
       -------------------------------------------------------------------------------------
             Total                                          58             57           307
       -------------------------------------------------------------------------------------
       Federal income taxes                               $342           $290          $211
       -------------------------------------------------------------------------------------

       Tax benefits allocated directly to shareholder's equity for the years ended December 31, 1996 and 1995 were $8 million and $7 million, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



13.    FEDERAL INCOME TAXES, Continued

       The net deferred tax liabilities at December 31, 1996 and 1995 were comprised of the tax effects of temporary differences related to the following assets and liabilities:


       (in millions)                                                            1996      1995
       ---------------------------------------------------------------------------------------
       Deferred tax assets:
         Benefit, reinsurance and other reserves                               $ 510     $ 447
         Contractholder funds                                                     32        54
         Operating lease reserves                                                 71        56
         Other employee benefits                                                 104        74
         Other                                                                   121       208
       ---------------------------------------------------------------------------------------
           Total                                                                 838       839
       ---------------------------------------------------------------------------------------
       Deferred tax liabilities:
         Deferred acquisition costs and value of insurance in force              571       538
         Investments, Net                                                        131       152
         Other                                                                    93        81
       ---------------------------------------------------------------------------------------
           Total                                                                 795       771
       ---------------------------------------------------------------------------------------
       Net deferred tax asset before valuation allowance                          43        68
       Valuation allowance for deferred tax assets                              (100)     (100)
       ---------------------------------------------------------------------------------------
       Net deferred tax (liability) asset after valuation allowance            $ (57)    $ (32)
       ---------------------------------------------------------------------------------------

       Starting in 1994 and continuing for at least five years, the Company and its life insurance subsidiaries will file a consolidated federal income tax return. Federal income taxes are allocated to each member of the consolidated return on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to the Company. Any credits for losses will be paid by the Company to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



13.    FEDERAL INCOME TAXES, Continued

       A net deferred tax asset valuation allowance of $100 million has been established to reduce the deferred tax asset on investment losses to the amount that, based upon available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future capital gains in the Company's consolidated life insurance company federal income tax return through 1998, and the consolidated federal income tax return of Travelers Group commencing in 1999, or a change in circumstances which causes the recognition of the benefits to become more likely than not. There was no change in the valuation allowance during 1996. The initial recognition of any benefit produced by the reversal of the valuation allowance will be recognized by reducing goodwill.

       At December 31, 1996, the Company has no ordinary or capital loss carryforwards.

       The policyholders surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account, which, under provisions of the Tax Reform Act of 1984, will not increase after 1983, is estimated to be $932 million. This amount has not been subjected to current income taxes but, under certain conditions that management considers to be remote, may become subject to income taxes in future years. At current rates, the maximum amount of such tax (for which no provision has been made in the financial statements) would be approximately $326 million.

14.    NET INVESTMENT INCOME


       (For the year ended December 31, in millions)            1996           1995           1994
       -------------------------------------------------------------------------------------------
       Gross investment income
       Fixed maturities                                       $1,328         $1,191         $1,082
       Mortgage loans                                            331            419            511
       Policy loans                                              156            163            110
       Real estate held for sale                                  94            111            174
       Other                                                      77             97             52
       -------------------------------------------------------------------------------------------
                                                               1,986          1,981          1,929
       -------------------------------------------------------------------------------------------

       Investment expenses                                        99            157            227
       -------------------------------------------------------------------------------------------
       Net investment income                                  $1,887         $1,824         $1,702
       -------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES)

       Realized investment gains (losses) for the periods were as follows:

       (For the year ended December 31, in millions)            1996          1995         1994
       ----------------------------------------------------------------------------------------
       Realized
       Fixed maturities                                         $(63)         $(43)         $(3)
       Equity securities                                          47            36           18
       Mortgage loans                                             49            47            -
       Real estate held for sale                                  33            18            -
       Other                                                      (1)           48           (2)
       -----------------------------------------------------------------------------------------
       Realized investment gains                                $ 65          $106          $13
       ----------------------------------------------------------------------------------------

       Changes in net unrealized investment gains (losses) that are included as a separate component of shareholder's equity were as follows:

       (For the year ended December 31, in millions)           1996           1995            1994
       -------------------------------------------------------------------------------------------
       Unrealized
       Fixed maturities                                       $(323)        $1,974         $(1,319)
       Equity securities                                        (35)            46             (25)
       Other                                                    220            200             165
       -------------------------------------------------------------------------------------------
                                                               (138)         2,220          (1,179)
       Related taxes                                            (43)           778            (412)
       -------------------------------------------------------------------------------------------
       Change in unrealized investment gains (losses)           (95)         1,442            (767)
       Balance beginning of year                                682           (760)              7
       -------------------------------------------------------------------------------------------
       Balance end of year                                    $ 587         $  682         $  (760)
       --------------------------------------------------------------------------------------------

       The initial adoption of FAS 115 resulted in an increase of approximately $232 million (net of taxes) to net unrealized gains in 1994.

       Fixed Maturities

       Proceeds from sales of fixed maturities classified as available for sale were $9.1 billion and $6.8 billion in 1996 and 1995, respectively. Gross gains of $107 million and $80 million and gross losses of $175 million and $124 million in 1996 and 1995, respectively, were realized on those sales.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       The amortized cost and fair value of investments in fixed maturities were as follows:

       ---------------------------------------------------------------------------------------------
       December 31, 1996
       ---------------------------------------------------------------------------------------------
                                                               Gross           Gross
                                          Amortized       unrealized      unrealized            Fair
       (in millions)                           cost            gains          losses           value
       ---------------------------------------------------------------------------------------------
       Available for sale:
          Mortgage-backed securities -
             CMOs and pass through
             securities                     $ 3,755             $ 69             $23         $ 3,801
          U.S. Treasury securities
             and obligations of U.S.
             Government and
             government agencies
             and authorities                  1,188               50               4           1,234
          Obligations of states,
             municipalities and
             political subdivisions              76                1               1              76
          Debt securities issued by
             foreign governments                565               24               3             586
          All other corporate bonds          12,925              259              41          13,143
          Redeemable preferred stock              6                -               -               6
       ---------------------------------------------------------------------------------------------
          Total                             $18,515             $403             $72         $18,846
       ---------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       -----------------------------------------------------------------------------------------------
       December 31, 1995
       -----------------------------------------------------------------------------------------------
                                                                 Gross           Gross
                                          Amortized         unrealized      unrealized            Fair
       (in millions)                           cost              gains          losses           value
       -----------------------------------------------------------------------------------------------
       Available for sale:
          Mortgage-backed securities -
             CMOs and pass through
             securities                     $ 4,174               $103             $15         $ 4,262
          U.S. Treasury securities
             and obligations of U.S.
             Government and
             government agencies
             and authorities                  1,327                116               -           1,443
          Obligations of states,
             municipalities and
             political subdivisions              91                  2               -              93
          Debt securities issued by
             foreign governments                311                 17               -             328
          All other corporate bonds          12,283                442              10          12,715
          Redeemable preferred stock              1                  -               -               1
       -----------------------------------------------------------------------------------------------
          Total                             $18,187               $680             $25         $18,842
       -----------------------------------------------------------------------------------------------


       The amortized cost and fair value of fixed maturities at December 31, 1996, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

       -------------------------------------------------------------------------------------------
       Maturity                                                            Amortized          Fair
       (in millions)                                                            cost         value
       -------------------------------------------------------------------------------------------
       Due in one year or less                                               $   971       $   975
       Due after 1 year through 5 years                                        4,970         5,043
       Due after 5 years through 10 years                                      4,871         4,946
       Due after 10 years                                                      3,949         4,083
       -------------------------------------------------------------------------------------------
                                                                              14,761        15,047
       Mortgage-backed securities                                              3,754         3,799
       -------------------------------------------------------------------------------------------
          Total                                                              $18,515       $18,846
       -------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       The Company makes investments in collateralized mortgage obligations
       (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

       At December 31, 1996 and 1995, the Company held CMOs, classified as available for sale with a fair value of $1.9 billion and $2.3 billion, respectively. Approximately 88% and 89% of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1996 and 1995. In addition, the Company held $843.5 million and $917 million of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1996 and 1995, respectively. Virtually all of these securities are rated AAA. The Company also held $1.4 billion and $1.3 billion of securities that are backed primarily by credit card or car loan receivables at December 31, 1996 and 1995, respectively.

       Equity Securities

       The cost and fair values of investments in equity securities were as follows:

       ---------------------------------------------------------------------------------------
       December 31, 1996
       ---------------------------------------------------------------------------------------
                                                            Gross         Gross
                                                       unrealized    unrealized           Fair
       (in millions)                           Cost         gains        losses          value
       ---------------------------------------------------------------------------------------
       Common stocks                           $211           $38           $30           $219
       Nonredeemable preferred stocks           114             2             3            113
       ---------------------------------------------------------------------------------------
         Total                                 $325           $40           $33           $332
       ---------------------------------------------------------------------------------------


       ---------------------------------------------------------------------------------------
       December 31, 1995
       ---------------------------------------------------------------------------------------
                                                            Gross        Gross
                                                       unrealized   unrealized           Fair
       (in millions)                           Cost         gains       losses          value
       ---------------------------------------------------------------------------------------
       Common stocks                           $138           $48           $5           $181
       Nonredeemable preferred stocks            44             2            3             43
       --------------------------------------------------------------------------------------
         Total                                 $182           $50           $8           $224
       --------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       Proceeds from sales of equity securities were $479 million and $379 million in 1996 and 1995, respectively. Gross gains of $64 million and $27 million and gross losses of $11 million and $2 million in 1996 and 1995, respectively, were realized on those sales.

       Real estate held for sale and mortgage loans

       Underperforming assets include delinquent mortgage loans, loans in the process of foreclosure, foreclosed loans and loans modified at interest rates below market.


       At December 31, 1996 and 1995, the Company's real estate held for sale and mortgage loan portfolios consisted of the following (in millions):

       ----------------------------------------------------------------------------
                                                                1996           1995
       ----------------------------------------------------------------------------
       Current mortgage loans                                 $2,832         $3,385

       Underperforming mortgage loans                             51            241
       ----------------------------------------------------------------------------
              Total                                            2,883          3,626
       ----------------------------------------------------------------------------

       Real estate held for sale                                 297            293
       ----------------------------------------------------------------------------
              Total                                           $3,180         $3,919
       ----------------------------------------------------------------------------


       Aggregate annual maturities on mortgage loans at December 31, 1996 are as follows:

       ----------------------------------------------------
       (in millions)
       ----------------------------------------------------
       Past maturity                                 $   78
       1997                                             299
       1998                                             349
       1999                                             293
       2000                                             364
       2001                                             224
       Thereafter                                     1,276
       ----------------------------------------------------
           Total                                     $2,883
       ----------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       Concentrations

       At December 31, 1996 and 1995, the Company had no concentration of credit risk in a single investee exceeding 10% of consolidated shareholder's equity.

       The Company participates in a short-term investment pool maintained by an affiliate. See Note 11.

       Included in fixed maturities are below investment grade assets totaling $1.1 billion and $1.0 billion at December 31, 1996 and 1995, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade loans.

       The Company also had concentrations of investments, primarily fixed maturities, in the following industries:

       ---------------------------------------------------------------------------------------------------
       (in millions)                                                                1996              1995
       ---------------------------------------------------------------------------------------------------
       Banking                                                                    $1,959            $1,226
       Finance                                                                     1,823             1,491
       Electric utilities                                                          1,093             1,023
       Oil and gas                                                                   652               861
       ---------------------------------------------------------------------------------------------------

       Below investment grade assets included in the totals above, were as follows:

       ---------------------------------------------------------------------------------------------------
       (in millions)                                                                1996              1995
       ---------------------------------------------------------------------------------------------------
       Banking                                                                     $   1            $    8
       Finance                                                                        65                56
       Electric utilities                                                             49                26
       Oil and gas                                                                    58                66
       ---------------------------------------------------------------------------------------------------

       At December 31, 1996 and 1995, concentrations of mortgage loans were for properties located in highly populated areas in the states listed below:

       ---------------------------------------------------------------------------------------------------
       (in millions)                                                                1996              1995
       ---------------------------------------------------------------------------------------------------
       California                                                                 $  643         $     736
       New York                                                                      297               400
       ---------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       Other mortgage loan investments are relatively evenly dispersed throughout the United States, with no holdings in any state exceeding $258 million and $332 million at December 31, 1996 and 1995, respectively.

       Concentrations of mortgage loans by property type at December 31, 1996 and 1995 were as follows:

       ----------------------------------------------------------------------------------------------
       (in millions)                                                              1996           1995
       ----------------------------------------------------------------------------------------------
       Office                                                                   $1,195         $1,513
       Agricultural                                                                677            556
       Retail                                                                      307            426
       Apartment                                                                   284            580
       ----------------------------------------------------------------------------------------------

       The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

       Non-Income Producing Investments

       Investments included in the consolidated balance sheets that were non-income producing for the preceding 12 months were as follows:


       ----------------------------------------------------------------------------------------
       (in millions)                                                           1996        1995
       ----------------------------------------------------------------------------------------
       Mortgage loans                                                           $ 7         $18
       Real estate                                                               37          65
       Fixed maturities                                                           -           4
       ----------------------------------------------------------------------------------------
       Total                                                                    $44         $87
       ----------------------------------------------------------------------------------------


       Restructured Investments

       The Company had mortgage loans and debt securities which were restructured at below market terms totaling approximately $18 million and $67 million at December 31, 1996 and 1995, respectively. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans amounted to $5 million in 1996 and $16 million in 1995. Interest on these assets, included in net investment income, aggregated $2 million and $8 million in 1996 and 1995, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



16.    DEPOSIT FUNDS AND RESERVES

       At December 31, 1996, the Company had $21.9 billion of life and annuity deposit funds and reserves. Of that total, $11.6 billion is not subject to discretionary withdrawal based on contract terms. The remaining $10.3 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount that is subject to discretionary withdrawal is $1.7 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $5.4 billion of the life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 5.0%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $3.2 billion of liabilities are surrenderable without charge. More than 11% of these relate to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.

17.    RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING
       ACTIVITIES

       The following table reconciles net income to net cash provided by operating activities:


       ----------------------------------------------------------------------------------------
       (For the year ended December 31, in millions)           1996          1995          1994
       ----------------------------------------------------------------------------------------
       Net income from continuing operations                  $ 633         $ 547         $ 386
          Adjustments to reconcile net income to
           net cash provided by operating activities
           Realized gains                                       (65)         (106)          (13)
           Deferred federal income taxes                         58            57           307
           Amortization of deferred policy acquisition
              costs and value of insurance in force             281           290           281
           Additions to deferred policy acquisition costs      (350)         (454)         (435)
           Investment income accrued                              2            (9)          (47)
           Premium balances receivable                           (6)           (8)            5
           Insurance reserves and accrued expenses               (1)          291           212
           Other                                                255            62          (212)
       ----------------------------------------------------------------------------------------
           Net cash provided by
               operating activities                             807           670           484
           Net cash provided by (used in)
               discontinued operations                         (350)         (596)          233
       ----------------------------------------------------------------------------------------
           Net cash provided by
               operations                                     $ 457         $  74         $ 717
       ----------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



18.    NONCASH INVESTING AND FINANCING ACTIVITIES

       Significant noncash investing and financing activities include: a) the 1995 transfer of assets with a fair market value of approximately $1.5 billion and statutory reserves and other liabilities of approximately $1.5 billion to MetLife (see Note 4); b) the 1995 return of capital of Transport to TIGI (see Note 4); c) the acquisition of real estate through foreclosures of mortgage loans amounting to $117 million, $97 million and $229 million in 1996, 1995 and 1994, respectively; d) the acceptance of purchase money mortgages for sales of real estate aggregating $23 million, $27 million and $96 million in 1996, 1995 and 1994, respectively; and e) the 1994 exchange of $23 million of the Company's investment in Travelers Group common stock for $35 million of Travelers Group nonredeemable preferred stock.

                             TRAVELERS INDEX ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION













                      Individual Variable Annuity Contract
                                    issued by





                         The Travelers Insurance Company
                                One Tower Square
                           Hartford, Connecticut 06183




L-12253S                                                            ______, 1997

                                    PART C

                               Other Information
                               -----------------


Item 24.  Financial Statements and Exhibits

     (a)     The consolidated financial statements of The Travelers Insurance Company and Subsidiaries and the report of
             Independent Accountants, are contained in the Statement of Additional Information.  The consolidated financial statements of The Travelers Insurance Company and Subsidiaries include:

             Consolidated Statements of Income and Retained Earnings for the years ended
                 December 31, 1996, 1995 and 1994
             Consolidated Balance Sheets as of December 31, 1996 and 1995
             Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and
                 1994
             Notes to Consolidated Financial Statements

             The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registrant Statement.

(b)          Exhibits

      1.     Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the
             Registrant.  (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-4,
             filed May 23, 1997.)

      2.     Not Applicable.

   3(a).     Form of Distribution and Management Agreement among the Registrant, The Travelers Insurance Company and
             Tower Square Securities, Inc.  (Incorporated herein by reference to Exhibit 3(a) to the Registration
             Statement on Form N-4, filed May 23, 1997.)

   3(b).     Form of Selling Agreement.  (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, filed May 23, 1997.)

      4.     Variable Annuity Contract.  (Incorporated herein by reference to Exhibit 4 to the Registration Statement on
             Form N-4, filed May 23, 1997.)

      5.     Application.

   6(a).     Charter of The Travelers Insurance Company, as amended on October 19, 1994.  (Incorporated herein by reference to Exhibit 3(a)(i) to Registration Statement on Form S-2, File No. 33-58677, filed via Edgar on
             April 18, 1995.)

   6(b).     By-Laws of The Travelers Insurance Company, as amended on October 20, 1994.  (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration Statement on Form S-2, File No. 33-58677, filed via Edgar on April 18, 1995.)

      9.     Opinion of Counsel as to the legality of securities being registered.  (Incorporated herein by reference to
             Exhibit 9 to the Registration Statement on Form N-4, filed May 23, 1997.)

  10(a).     Consent of KPMG Peat Marwick LLP, Independent Certified Public Accountants.

     13.     Computation of Total Return Calculations - Standardized and Non-Standardized.


  15(a).     Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter,
             Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill.
             (Incorporated herein by reference to Exhibit 15(a) to the Registration Statement on Form N-4, filed May 23,
             1997.)

Item 25.  Directors and Officers of the Depositor

Name and Principal                                   Positions and Offices
Business Address                                     with Insurance Company
----------------                                     ----------------------

Michael A. Carpenter*                                Director, Chairman of the Board
                                                     President and Chief Executive Officer
Jay S. Benet*                                        Director and Senior Vice President
George C. Kokulis*                                   Director and Senior Vice President
Robert I. Lipp*                                      Director
Ian R. Stuart*                                       Director, Senior Vice President,
                                                     Chief Financial Officer, Chief
                                                     Accounting Officer and Controller
Katherine M. Sullivan*                               Director and Senior Vice President
                                                     and General Counsel
Marc P. Weill**                                      Director and Senior Vice President
Stuart Baritz**                                      Senior Vice President
Jay S. Fishman*                                      Senior Vice President
Elizabeth C. Georgakopoulos*                         Senior Vice President
Barry Jacobson*                                      Senior Vice President
Russell H. Johnson*                                  Senior Vice President
Warren H. May*                                       Senior Vice President
Christine M. Modie*                                  Senior Vice President
David A. Tyson*                                      Senior Vice President
F. Denney Voss*                                      Senior Vice President
Paula Burton*                                        Vice President
William Hogan*                                       Vice President and Actuary
Donald R. Munson, Jr.*                               Second Vice President
Ernest J. Wright*                                    Vice President and Secretary
Kathleen A. McGah*                                   Assistant Secretary and Counsel

     Principal Business Address:
*    The Travelers Insurance Company                   **  Travelers Group Inc.
     One Tower Square                                      388 Greenwich Street
     Hartford, CT  06183                                   New York, N.Y. 10013

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant


                  OWNERSHIP OF THE TRAVELERS INSURANCE COMPANY

Company                                      State of Organization         Ownership              Principal Business
-------                                      ---------------------         ---------              ------------------
Travelers Group Inc.                               Delaware                  Publicly Held         ----------------
  Associated Madison Companies Inc.                Delaware                  100.00                ----------------
    PFS Services Inc.                              Georgia                   100.00                ----------------
      The Travelers Insurance Group, Inc.          Connecticut               100.00                ----------------
         The Travelers Insurance Company           Connecticut               100.00                Insurance



               PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
                         THE TRAVELERS INSURANCE COMPANY

                                                                             % of Voting
                                                                              Securities
                                                                            Owned Directly
                                                          State of          or Indirectly by
                                                          Organization      The Travelers Inc.     Principal Business
                                                          ------------      ------------------     ------------------
AC Health Ventures, Inc.                                  Delaware               100.00            Inactive
     AMCO Biotech, Inc.                                   Delaware               100.00            Inactive
     Associated Madison Companies, Inc.                   Delaware               100.00            Holding company
       American National Life Insurance (T & C), Ltd.     Nevis                  100.00            Insurance
       ERISA Corporation                                  New York               100.00            Inactive
       Mid-America Insurance Services, Inc.               Georgia                100.00            Third party administrator
       National Marketing Corporation                     Pennsylvania           100.00            Inactive
       PFS Services, Inc.                                 Georgia                100.00            General partner and holding
                                                                                                   company
         The Travelers Insurance Group Inc.               Connecticut            100.00            Holding company
                 Constitution Plaza, Inc.                 Connecticut            100.00            Real estate brokerage

                                                                                    % of Voting
                                                                                     Securities
                                                                                    Owned Directly
                                                                      State of      or Indirectly by
                                                                    Organization   The Travelers Inc.   Principal Business
                                                                    ------------   ------------------   ------------------
KP Properties Corporation                                          Massachusetts      100.00            Real estate
KPI 85, Inc.                                                       Massachusetts      100.00            Real estate
KRA Advisers Corporation                                           Massachusetts      100.00            Real estate
KRP Corporation                                                    Massachusetts      100.00            Real estate
La Metropole S.A.                                                  Belgium             98.83            P-C insurance/reinsurance
The Prospect Company                                               Delaware           100.00            Investments
     89th & York Avenue Corporation                                New York           100.00            Real estate
     979 Third Avenue Corporation                                  Delaware           100.00            Real estate
     Meadow Lane, Inc.                                             Georgia            100.00            Real estate development
     Panther Valley, Inc.                                          New Jersey         100.00            Real estate management
     Prospect Management Services Company                          Delaware           100.00            Real estate management
     The Travelers Asset Funding Corporation                       Connecticut        100.00            Investment adviser
          Travelers Capital Funding Corporation                    Connecticut        100.00            Furniture/equipment
The Travelers Insurance Company                                    Connecticut        100.00            Insurance
     Applied Expert Systems Inc.                                   Massachusetts       23.40            EDP Software
     The Plaza Corporation                                         Connecticut        100.00            Holding company
       The Copeland Companies (Holding Company)                    New Jersey         100.00            Holding company
            American Odyssey Funds Management, Inc.                New Jersey         100.00            Investment advisor
                 American Odyssey Funds, Inc.                      Maryland           100.00            Investment management
            Copeland Associates, Inc.                              Delaware           100.00            Fixed/variable annuities
                 Copeland Associates Agency of Ohio, Inc.          Ohio                99.00            Fixed/variable annuities
                 Copeland Associates of Alabama, Inc.              Alabama            100.00            Fixed/variable annuities
                 Copeland Associates of Montana, Inc.              Montana            100.00            Fixed/variable annuities
                 Copeland Associates of Nevada, Inc.               Nevada             100.00            Insurance
                 Copeland Benefits Management Company              New Jersey          51.00            Investment marketing
                 Copeland Equities, Inc.                           New Jersey         100.00            Fixed/variable annuities
                 Donald F. Smith & Associates                      New Jersey         100.00            Insurance agency
                 Donald F. Smith Insurance Benefit Services, Inc.  Massachusetts      100.00            Insurance agent
                 H.C. Copeland Associates, Inc. of Massachusetts   Massachusetts      100.00            Fixed annuities
                 Smith Annuity Services, Inc.                      New Jersey         100.00            Broker dealer

                                                                                    % of Voting
                                                                                     Securities
                                                                                    Owned Directly
                                                                      State of      or Indirectly by
                                                                    Organization   The Travelers Inc.   Principal Business
                                                                    ------------   ------------------   ------------------
            Copeland Financial Services, Inc.                      New Jersey         100.00            Investment advisory
                                                                                                        services.
            Copeland Mortgage Services, Inc.                       New Jersey         100.00            Mortgage services
            H.C. Copeland and Associates, Inc. of Texas            Texas              100.00            Fixed/variable annuities
          Three Parkway Inc. - I                                   Pennsylvania       100.00            Investment real estate
          Three Parkway Inc. - II                                  Pennsylvania       100.00            Investment real estate
          Three Parkway Inc. - III                                 Pennsylvania       100.00            Investment real estate
          Tower Square Securities, Inc.                            Connecticut        100.00            Broker dealer
          Travelers Asset Management International Corporation     New York           100.00            Investment adviser
          Travelers Distribution Company                           Delaware           100.00            Broker dealer
          Travelers Investment Adviser, Inc.                       Delaware           100.00            Investment advisor
          Travelers/Net Plus Insurance Agency, Inc.                Massachusetts      100.00            Insurance agency
          Travelers/Net Plus, Inc.                                 Connecticut        100.00            Insurance agency
               Travelers/Net Plus Agency of Ohio, Inc.             Ohio               100.00            Insurance agency
     The Travelers Life and Annuity Company                        Connecticut        100.00            Life insurance
     Travelers Group Investment Management, LLC                    Delaware            50.00            Investment advisor
     Travelers Insurance Holdings Inc.                             Georgia            100.00            Holding company
          AC RE, Ltd.                                              Bermuda            100.00            Reinsurance
          American Financial Life Insurance Company                Texas              100.00            Insurance
          Primerica Life Insurance Company                         Massachusetts      100.00            Life insurance
               National Benefit Life Insurance Company             New York           100.00            Insurance
               Primerica Financial Services (Canada) Ltd.          Canada             100.00            Holding company
                    PFSL Investments Canada Ltd.                   Canada             100.00            Mutual fund dealer
                    Primerica Financial Services Ltd.              Canada              82.82            General agent
                    Primerica Life Insurance Company of Canada     Canada             100.00            Life insurance
The Travelers Insurance Corporation Proprietary Limited            Australia          100.00            Inactive
Travelers Canada Corporation                                       Canada             100.00            Inactive
Travelers Mortgage Securities Corporation                          Delaware           100.00            Collateralized obligations
Travelers Property Casualty Corp.                                  Delaware            82.00            Holding company
     The Standard Fire Insurance Company                           Connecticut        100.00            Insurance company
          AE Properties, Inc.                                      California         100.00            Insurance

                                                                                    % of Voting
                                                                                     Securities
                                                                                    Owned Directly
                                                                      State of      or Indirectly by
                                                                    Organization   The Travelers Inc.   Principal Business
                                                                    ------------   ------------------   ------------------
          Community Rehabilitation Investment Corporation          Connecticut        100.00            Investment services
          The Automobile Insurance Company of Hartford,            Connecticut        100.00            Insurance company
           Connecticut
          TravCal Secure Insurance Company                         California         100.00            Auto insurance
               TravCal Indemnity Company                           California         100.00            Auto insurance
          Travelers Personal Security Insurance Company            Connecticut        100.00            Insurance company
          Travelers Property Casualty Insurance Company            Connecticut        100.00            Insurance company
          Travelers Property Casualty Insurance Company of         Illinois           100.00            Insurance company
           Illinois
     The Travelers Indemnity Company                               Connecticut        100.00            P-C insurance
          Commercial Insurance Resources, Inc.                     Delaware           100.00            Holding company
               Gulf Insurance Company                              Missouri           100.00            P-C insurance
                    Atlantic Insurance Company                     Texas              100.00            P-C insurance
                    Gulf Group Lloyds                              Texas               0.00             P-C insurance
                    Gulf Risk Services, Inc.                       Delaware           100.00            Claims/risk management
                    Gulf Underwriters Insurance Company            Missouri           100.00            P-C ins/surplus lines
                    Select Insurance Company                       Texas              100.00            P-C insurance
          Countersignature Agency, Inc.                            Florida            100.00            Countersign ins policies
          First Floridian Auto and Home Insurance Company          Florida            100.00            Insurance company
          First Trenton Indemnity Company                          New Jersey         100.00            P-C insurance
               Red Oak Insurance Company                           New Jersey         100.00            Insurance company
          Laramia Insurance Agency, Inc.                           North Carolina     100.00            Flood insurance
          Secure Affinity Agency, Inc.                             Delaware           100.00            P-C insurance agency
          The Charter Oak Fire Insurance Company                   Connecticut        100.00            P-C insurance
          The Parker Realty and Insurance Agency, Inc.             Vermont             58.00            Real estate
          The Phoenix Insurance Company                            Connecticut        100.00            P-C insurance
               Constitution State Service Company                  Montana            100.00            Service company
               The Travelers Indemnity Company of America          Georgia            100.00            P-C insurance
               The Travelers Indemnity Company of Connecticut      Connecticut        100.00            Insurance
               The Travelers Indemnity Company of Illinois         Illinois           100.00            P-C insurance
          The Premier Insurance Company of Massachusetts           Massachusetts      100.00            Insurance
          The Travelers Home and Marine Insurance Company          Indiana            100.00            P-C insurance

                                                                                    % of Voting
                                                                                     Securities
                                                                                    Owned Directly
                                                                      State of      or Indirectly by
                                                                    Organization   The Travelers Inc.   Principal Business
                                                                    ------------   ------------------   ------------------
          The Travelers Indemnity Company of Missouri              Missouri           100.00            P-C insurance
          The Travelers Lloyds Insurance Company                   Texas              100.00            Non-life insurance
          The Travelers Marine Corporation                         California         100.00            General insurance brokerage
          TI Home Mortgage Brokerage, Inc.                         Delaware           100.00            Mortgage brokerage services
          TravCo Insurance Company                                 Indiana            100.00            P-C insurance
          Travelers Bond Investments, Inc.                         Connecticut        100.00            Bond investments
          Travelers General Agency of Hawaii, Inc.                 Hawaii             100.00            Insurance agency
          Travelers Medical Management Services Inc.               Delaware           100.00            Managed care
          Travelers Specialty Property Casualty Company, Inc.      Connecticut        100.00            Insurance management
     Travelers Casualty and Surety Company                         Connecticut        100.00            Insurance company
          AE Development Group, Inc.                               Connecticut        100.00            Insurance
          Aetna Casualty & Surety Company of Canada                Canada             100.00            Insurance company
          Aetna Information Services Inc.                          Connecticut         50.00            Insurance
          Aetna National Accounts U.K. Limited                     United Kingdom     100.00            Insurance company
          Charter Oak Services Corporation                         New York           100.00            Insurance
          Farmington Casualty Company                              Connecticut        100.00            Insurance company
          Farmington Management, Inc.                              Connecticut        100.00            Management services
          Travelers Casualty and Surety Company of America         Connecticut        100.00            Insurance company
          Travelers Casualty and Surety Company of Illinois        Illinois           100.00            Insurance company
          Travelers Casualty Company of Connecticut                Connecticut        100.00            Insurance company
          Travelers Commercial Insurance Company                   Connecticut        100.00            Insurance company
          Travelers Excess and Surplus Lines Company               Connecticut        100.00            Insurance Company
          Travelers Lloyds of Texas Insurance Company              Texas              100.00            Insurance company
          Urban Diversified Properties, Inc.                       Connecticut        100.00            Insurance
     Primerica Client Services, Inc.                               Delaware           100.00            Discount purchase club
     Primerica Convention Services, Inc.                           Georgia            100.00            Convention planner
     Primerica Finance Corporation                                 Delaware           100.00            Holding company
          PFS Distributors, Inc.                                   Georgia            100.00            General partner
          PFS Investments Inc.                                     Georgia            100.00            Broker dealer
          PFS T.A., Inc.                                           Delaware           100.00            Joint venture partner

                                                                                    % of Voting
                                                                                     Securities
                                                                                    Owned Directly
                                                                      State of      or Indirectly by
                                                                    Organization   The Travelers Inc.   Principal Business
                                                                    ------------   ------------------   ------------------
 Primerica Financial Services Home Mortgages, Inc.                 Georgia             100.00           Mortgage loan broker
 Primerica Financial Services, Inc.                                Nevada              100.00           General agency
      Primerica Financial Services Agency of New York,
        Inc.                                                       New York            100.00           General agency licensing
      Primerica Financial Services Insurance Marketing of
        Connecticut, Inc.                                          Connecticut         100.00           General agency licensing
      Primerica Financial Services Insurance Marketing of
        Idaho, Inc.                                                Idaho               100.00           General agency licensing
      Primerica Financial Services Insurance Marketing of
        Nevada, Inc.                                               Nevada              100.00           General agency licensing
      Primerica Financial Services Insurance Marketing of
        Pennsylvania, Inc.                                         Pennsylvania        100.00           General agency licensing
      Primerica Financial Services Insurance Marketing of
        the Virgin Islands, Inc.                                   United States
                                                                   Virgin Islands      100.00           General agency licensing
      Primerica Financial Services Insurance Marketing of
        Wyoming, Inc.                                              Wyoming             100.00           General agency licensing
      Primerica Financial Services Insurance Marketing, Inc.       Delaware            100.00           General agency licensing
      Primerica Financial Services of Alabama, Inc.                Alabama             100.00           General agency licensing
      Primerica Financial Services of Arizona, Inc.                Arizona             100.00           General agency licensing
      Primerica Financial Services of Kentucky Inc.                Kentucky            100.00           General agency licensing
      Primerica Financial Services of New Mexico, Inc.             New Mexico          100.00           General agency licensing
      Primerica Insurance Agency of Massachusetts, Inc.            Massachusetts       100.00           General agency licensing
      Primerica Insurance Marketing Services of Puerto Rico, Inc.  Puerto Rico         100.00           Insurance agency
      Primerica Insurance Services of Louisiana, Inc.              Louisiana           100.00           General agency licensing
      Primerica Insurance Services of Maryland, Inc.               Maryland            100.00           General agency licensing
 Primerica Services, Inc.                                          Georgia             100.00           Print operations
 RCM Acquisition Inc.                                              Delaware            100.00           Investments
 SCN Acquisitions Company                                          Delaware            100.00           Investments
 SL&H Reinsurance, Ltd.                                            Nevis               100.00           Reinsurance
      Southwest Service Agreements, Inc.                           North Carolina      100.00           Warranty/service agreements
 Southwest Warranty Corporation                                    Florida             100.00           Extended automobile warranty
Berg Associates                                                    New Jersey          100.00           Inactive
CCC Holdings, Inc.                                                 Delaware            100.00           Holding company
     Commercial Credit Company                                     Delaware            100.00           Holding company.
          American Health and Life Insurance Company               Maryland            100.00           LH&A Insurance
          Brookstone Insurance Company                             Vermont             100.00           Insurance managers
          CC Finance Company, Inc.                                 New York            100.00           Consumer lending

                                                                                    % of Voting
                                                                                     Securities
                                                                                    Owned Directly
                                                                      State of      or Indirectly by
                                                                    Organization   The Travelers Inc.   Principal Business
                                                                    ------------   ------------------   ------------------
          CC Financial Services, Inc.                                  Hawaii          100.00            Consumer lending
          CCC Fairways, Inc.                                           Delaware        100.00            Investment company
          Chesapeake Appraisal and Settlement Services Inc.            Maryland        100.00            Appraisal/title
               Chesapeake Appraisal and Settlement Services Agency
                of Ohio Inc.                                           Ohio            100.00            Appraisal/Title
          City Loan Financial Services, Inc.                           Ohio            100.00            Direct loan
          City Loan Financial, Inc.                                    Ohio            100.00            Consumer finance
          Commercial Credit Banking Corporation                        Oregon          100.00            Consumer finance
          Commercial Credit Consumer Services, Inc.                    Minnesota       100.00            Consumer finance
          Commercial Credit Corporation (Hawaii)                       Hawaii          100.00            Financial services
          Commercial Credit Corporation (AL)                           Alabama         100.00            Consumer finance
          Commercial Credit Corporation (CA)                           California      100.00            Consumer finance

          Commercial Credit Corporation (IA)                           Iowa            100.00            Consumer finance
               Commercial Credit of Alabama, Inc.                      Delaware        100.00            Consumer lending
               Commercial Credit of Mississippi, Inc.                  Delaware        100.00            Consumer finance
          Commercial Credit Corporation (KY)                           Kentucky        100.00            Consumer finance
               Certified Insurance Agency, Inc.                        Kentucky        100.00            Insurance agency
               Commercial Credit Investment, Inc.                      Kentucky        100.00            Investment company
               National Life Insurance Agency of Kentucky, Inc.        Kentucky        100.00            Insurance agency
               Union Casualty Insurance Agency, Inc.                   Kentucky        100.00            Insurance agency
          Commercial Credit Corporation (MD)                           Maryland        100.00            Consumer finance
               Action Data Services, Inc.                              Missouri        100.00            Data processing
               Commercial Credit Plan, Incorporated (OK)               Oklahoma        100.00            Consumer finance
          Commercial Credit Corporation (NY)                           New York        100.00            Consumer finance
          Commercial Credit Corporation (SC)                           South Carolina  100.00            Consumer finance
          Commercial Credit Corporation (WV)                           West Virginia   100.00            Consumer finance
          Commercial Credit Corporation NC                             North Carolina  100.00            Consumer finance
          Commercial Credit Europe, Inc.                               Delaware        100.00            Inactive
          Commercial Credit Far East Inc.                              Delaware        100.00            Inactive
          Commercial Credit Insurance Services, Inc.                   Maryland        100.00            Insurance broker
               Commercial Credit Insurance Agency (P&C) of
                Mississippi, Inc.                                      Mississippi     100.00            Insurance agency

                                                                                      % of Voting
                                                                                       Securities
                                                                                      Owned Directly
                                                                       State of      or Indirectly by
                                                                      Organization   The Travelers Inc.   Principal Business
                                                                      ------------   ------------------   ------------------
               Commercial Credit Insurance Agency of Alabama, Inc.     Alabama         100.00             Insurance agency
               Commercial Credit Insurance Agency of Hawaii, Inc.      Hawaii          100.00             Insurance agency
               Commercial Credit Insurance Agency of Kentucky, Inc.    Kentucky        100.00             Insurance agency
               Commercial Credit Insurance Agency of Massachusetts,
                Inc.                                                   Massachusetts   100.00             Insurance agency
               Commercial Credit Insurance Agency of Nevada, Inc.      Nevada          100.00             Credit LH&A, P-C insurance
               Commercial Credit Insurance Agency of New Mexico, Inc.  New Mexico      100.00             Insurance agency/Broker
               Commercial Credit Insurance Agency of Ohio, Inc.        Ohio            100.00             Insurance agency/broker
          Commercial Credit International, Inc.                        Delaware        100.00             Holding company
               Commercial Credit International Banking Corporation     Oregon          100.00             International lending
                    Commercial Credit Corporation CCC Limited          Canada          100.00             Second mortgage loans
                    Commercial Credit Services do Brazil Ltda.         Brazil           99.00             Inactive
               Commercial Credit Services Belgium S.A.                 Belgium         100.00             Inactive
          Commercial Credit Limited                                    Delaware        100.00             Inactive
          Commercial Credit Loan, Inc. (NY)                            New York        100.00             Consumer finance
          Commercial Credit Loans, Inc. (DE)                           Delaware        100.00             Consumer finance
          Commercial Credit Loans, Inc. (OH)                           Ohio            100.00             Consumer finance
          Commercial Credit Loans, Inc. (VA)                           Virginia        100.00             Consumer finance
          Commercial Credit Management Corporation                     Maryland        100.00             Intercompany services
          Commercial Credit Plan Incorporated (TN)                     Tennessee       100.00             Consumer finance
          Commercial Credit Plan Incorporated (UT)                     Utah            100.00             Consumer finance
          Commercial Credit Plan Incorporated of Georgetown            Delaware        100.00             Consumer finance
          Commercial Credit Plan Industrial Loan Company               Virginia        100.00             Consumer finance
          Commercial Credit Plan, Incorporated (CO)                    Colorado        100.00             Consumer finance
          Commercial Credit Plan, Incorporated (DE)                    Delaware        100.00             Consumer finance
          Commercial Credit Plan, Incorporated (GA)                    Georgia         100.00             Consumer finance
          Commercial Credit Plan, Incorporated (MO)                    Missouri        100.00             Consumer finance
          Commercial Credit Securities, Inc.                           Delaware        100.00             Broker dealer
          DeAlessandro & Associates, Inc.                              Delaware        100.00             Inactive
          Park Tower Holdings, Inc.                                    Delaware        100.00             Holding company
               CC Retail Services, Inc.                                Delaware        100.00             Leasing, financing

                                                                                      % of Voting
                                                                                       Securities
                                                                                      Owned Directly
                                                                       State of      or Indirectly by
                                                                      Organization   The Travelers Inc.   Principal Business
                                                                      ------------   ------------------   ------------------
                    Troy Textiles, Inc.                                Delaware        100.00             Inactive
               Commercial Credit Development Corporation               Delaware        100.00             Direct loan
                    Myers Park Properties, Inc.                        Delaware        100.00             Inactive
               Travelers Home Mortgage Services of Alabama, Inc.       Delaware        100.00             Inactive
          Penn Re, Inc.                                                North Carolina  100.00             Management company
          Plympton Concrete Products, Inc.                             Delaware        100.00             Inactive
          Resource Deployment, Inc.                                    Texas           100.00             Management company
          Security Pacific Finance System Incorporated                 Delaware        100.00             Holding company
               BA Financial Management Services, Inc.                  Delaware        100.00             Mgt, payroll, leaseholding
               Dealers Credit, Inc.                                    Delaware        100.00             Insurance agent
               Security Pacific Consumer Discount Company              Pennsylvania    100.00             Consumer loans
               Security Pacific Finance Credit Corp.                   Delaware        100.00             Consumer credit
               Security Pacific Financial Services Inc.                Delaware        100.00             Consumer credit
                    Security Pacific Financial Services of
                     Minnesota Inc.                                    Minnesota       100.00             Consumer credit
                    Security Pacific Financial Services of
                     Nevada Inc.                                       Nevada          100.00             Credit insurance
                    Security Pacific Financial Services of West
                     Virginia Inc.                                     West Virginia   100.00             Industrial loans
                    SPF Advertising Agency, Inc.                       Kansas          100.00             Advertising discounts
                    The Midwestern Agency Corporation, Inc.            Iowa            100.00             Insurance commissions
               Security Pacific Financial Services of Des Moines Inc.  Iowa            100.00             Consumer loans
               Security Pacific Mortgage Corporation                   Virginia        100.00             Second mortgages
          The Travelers Bank                                           Delaware        100.00             Banking services
          The Travelers Bank USA                                       Delaware        100.00             Credit card bank
          Travelers Home Equity, Inc.                                  North Carolina  100.00             Financial services
               CC Consumer Services of Alabama, Inc.                   Alabama         100.00             Financial services
               CC Home Lenders Financial, Inc.                         Georgia         100.00             Financial services
               CC Home Lenders, Inc.                                   Ohio            100.00             Financial services
               Commercial Credit Corporation (TX)                      Texas           100.00             Consumer finance
               Commercial Credit Financial of Kentucky, Inc.           Kentucky        100.00             Consumer finance
               Commercial Credit Financial of West Virginia, Inc.      West Virginia   100.00             Consumer finance
               Commercial Credit Plan Consumer Discount Company        Pennsylvania    100.00             Financial services

                                                                                         % of Voting
                                                                                          Securities
                                                                                        Owned Directly
                                                                       State of        or Indirectly by
                                                                      Organization     The Travelers Inc.   Principal Business
                                                                      ------------     ------------------   ------------------
               Commercial Credit Services of Kentucky, Inc.            Kentucky            100.00            Financial services.
               Travelers Home Mortgage Services, Inc.                  North Carolina      100.00            Financial services
          Travelers Home Mortgage Services of Pennsylvania, Inc.       Pennsylvania        100.00            Financial services
          Triton Insurance Company                                     Missouri            100.00            P-C insurance
          Verochris Corporation                                        Delaware            100.00            Joint venture company
               AMC Aircraft Corp.                                      Delaware            100.00            Aviation
          World Service Life Insurance Company                         Colorado            100.00            Life insurance
Greenwich Street Capital Partners, Inc.                                Delaware            100.00            Investments
Greenwich Street Investments, Inc.                                     Delaware            100.00            Investments
     Greenwich Street Capital Partners Offshore Holdings, Inc.         Delaware            100.00            Investments
Mirasure Insurance Company, Ltd.                                       Bermuda             100.00            Inactive
Pacific Basin Investments Ltd.                                         Delaware            100.00            Inactive
Primerica Corporation (WY)                                             Wyoming             100.00            Inactive
Primerica, Inc.                                                        Delaware            100.00            Name saver
Smith Barney Corporate Trust Company                                   Delaware            100.00            Trust company
Smith Barney Holdings Inc.                                             Delaware            100.00            Holding company
     Nextco Inc.                                                       Delaware            100.00            Purchasing
     R-H Capital, Inc.                                                 Delaware            100.00            Investments
     R-H Sports Enterprises Inc                                        Georgia             100.00            Sports representation
     SB Cayman Holdings I Inc.                                         Delaware            100.00            Holding company
          Smith Barney Private Trust Company (Cayman) Limited          Cayman Islands       50.00            Trust company
               Greenwich (Cayman) I Limited                            Cayman Islands       50.00            Corporate services
               Greenwich (Cayman) II Limited                           Cayman Islands       50.00            Corporate services
               Greenwich (Cayman) III Limited                          Cayman Islands       50.00            Corporate services
     SB Cayman Holdings II Inc.                                        Delaware            100.00            Holding company
          Smith Barney Private Trust Company (Cayman) Limited          Cayman Islands       50.00            Trust company
               Greenwich (Cayman) I Limited                            Cayman Islands       50.00            Corporate services
               Greenwich (Cayman) II Limited                           Cayman Islands       50.00            Corporate services
               Greenwich (Cayman) III Limited                          Cayman Islands       50.00            Corporate services
     SB Cayman Holdings III Inc.                                       Delaware            100.00            Holding company

                                                                                         % of Voting
                                                                                          Securities
                                                                                        Owned Directly
                                                                       State of        or Indirectly by
                                                                      Organization     The Travelers Inc.   Principal Business
                                                                      ------------     ------------------   ------------------
          Smith Barney Credit Services (Cayman) Ltd.                   Cayman Islands       50.00             Corporate services
     SB Cayman Holdings IV Inc.                                        Delaware            100.00             Holding company
          Smith Barney Credit Services (Cayman) Ltd.                   Cayman Islands       50.00             Corporate services
     Smith Barney (Delaware) Inc.                                      Delaware            100.00             Holding company
          1345 Media Corp.                                             Delaware            100.00             Holding company
          Corporate Realty Advisors, Inc.                              Delaware            100.00             Realty trust adviser
          IPO Holdings Inc.                                            Delaware            100.00             Holding company
               Institutional Property Owners, Inc. V                   Delaware            100.00             Investments
               Institutional Property Owners, Inc. VI                  Delaware            100.00             General partner
          MLA 50 Corporation                                           Delaware            100.00             Limited partner
          MLA GP Corporation                                           Delaware            100.00             General partner
          Smith Barney Acquisition Corporation                         Delaware            100.00             Offshore fund adviser
          Smith Barney Acquisition Fund, Inc.                          Cayman Islands      100.00             Commodities fund
          Smith Barney Global Capital Management, Inc.                 Delaware            100.00             Investment management
          Smith Barney Realty, Inc.                                    Delaware            100.00             Investments
          Smith Barney Risk Investors, Inc.                            Delaware            100.00             Investments
          Smith Barney Venture Corp.                                   Delaware            100.00             Investments
     Smith Barney (Ireland) Limited                                    Ireland             100.00             Fund management
     Smith Barney Asia Inc.                                            Delaware            100.00             Investment banking
     Smith Barney Asset Management Group (Asia) Pte. Ltd.              Singapore           100.00             Asset management
     Smith Barney Canada Inc.                                          Canada              100.00             Investment dealer
     Smith Barney Capital Services Inc.                                Delaware            100.00             Derivative product
                                                                                                              transactions
     Smith Barney Cayman Islands, Ltd.                                 Cayman Islands      100.00             Securities trading
     Smith Barney Commercial Corp.                                     Delaware            100.00             Commercial credit
     Smith Barney Commercial Corporation Asia Limited                  Hong Kong            99.00             Commodities trading
     Smith Barney Europe Holdings, Ltd.                                United Kingdom      100.00             Holding company
          Smith Barney Europe, Ltd.                                    United Kingdom      100.00             Corporate finance
     Smith Barney Futures Management Inc.                              Delaware            100.00             Commodities pool
                                                                                                              operator
          Smith Barney Offshore Fund Ltd.                              Delaware            100.00             Commodity pool
          Smith Barney Overview Fund PLC                               Dublin              100.00             Commodity fund

                                                                                         % of Voting
                                                                                          Securities
                                                                                        Owned Directly
                                                                       State of        or Indirectly by
                                                                      Organization     The Travelers Inc.   Principal Business
                                                                      ------------     ------------------   ------------------
     Smith Barney Inc.                                                 Delaware            100.00           Broker dealer
          KEB Smith Barney Securities Co., Ltd.                        Korea                49.00           Broker dealer
          SBHU Life Agency, Inc.                                       Delaware            100.00           Insurance brokerage
               Robinson-Humphrey Insurance Services Inc.               Georgia             100.00           Insurance brokerage
                Robinson-Humphrey Insurance Services of Alabama,
                 Inc.                                                  Alabama             100.00           Insurance brokerage
               SBHU Life Agency of Arizona, Inc.                       Arizona             100.00           Insurance brokerage
               SBHU Life Agency of Indiana, Inc.                       Indiana             100.00           Insurance brokerage
               SBHU Life Agency of Utah, Inc.                          Utah                100.00           Insurance brokerage
               SBHU Life Insurance Agency of Massachusetts, Inc.       Massachusetts       100.00           Insurance brokerage
               SBS Insurance Agency of Hawaii, Inc.                    Hawaii              100.00           Insurance brokerage
               SBS Insurance Agency of Idaho, Inc.                     Idaho               100.00           Insurance brokerage
               SBS Insurance Agency of Maine, Inc.                     Maine               100.00           Insurance brokerage
               SBS Insurance Agency of Montana, Inc.                   Montana             100.00           Insurance brokerage
               SBS Insurance Agency of Nevada, Inc.                    Nevada              100.00           Insurance brokerage
               SBS Insurance Agency of Ohio, Inc.                      Ohio                100.00           Insurance brokerage
               SBS Insurance Agency of South Dakota, Inc.              South Dakota        100.00           Insurance brokerage
               SBS Insurance Agency of Wyoming, Inc.                   Wyoming             100.00           Insurance brokerage
               SBS Insurance Brokerage Agency of Arkansas, Inc.        Arkansas            100.00           Insurance brokerage
               SBS Insurance Brokers of Kentucky, Inc.                 Kentucky            100.00           Insurance brokerage
               SBS Insurance Brokers of New Hampshire, Inc.            New Hampshire       100.00           Insurance brokerage
               SBS Insurance Brokers of North Dakota, Inc.             North Dakota        100.00           Insurance brokerage
               SBS Life Insurance Agency of Puerto Rico, Inc.          Puerto Rico         100.00           Insurance brokerage
               SLB Insurance Agency of Maryland, Inc.                  Maryland            100.00           Insurance brokerage
               Smith Barney Life Agency Inc.                           Louisiana           100.00           Insurance brokerage
          Smith Barney (Hong Kong) Limited                             Hong Kong           100.00           Broker dealer
          Smith Barney (Netherlands) Inc.                              Delaware            100.00           Broker dealer
          Smith Barney International Incorporated                      Oregon              100.00           Broker dealer
               Smith Barney (Singapore) Pte Ltd                        Singapore           100.00           Commodities
               Smith Barney Pacific Holdings, Inc.                     British Virgin
                                                                       Islands             100.00           Holding company
                    Smith Barney (Asia) Limited                        Hong Kong           100.00           Broker dealer

                                                                                         % of Voting
                                                                                          Securities
                                                                                        Owned Directly
                                                                       State of        or Indirectly by
                                                                      Organization     The Travelers Inc.   Principal Business
                                                                      ------------     ------------------   ------------------
                    Smith Barney (Pacific) Limited                     Hong Kong           100.00           Commodities dealer
               Smith Barney Securities Pte Ltd                         Singapore           100.00           Securities brokerage
          Smith Barney Puerto Rico Inc.                                Puerto Rico         100.00           Broker dealer
          The Robinson-Humphrey Company, Inc.                          Delaware            100.00           Broker dealer
     Smith Barney Mortgage Brokers Inc.                                Delaware            100.00           Mortgage brokerage
     Smith Barney Mortgage Capital Corp.                               Delaware            100.00           Mortgage-backed
                                                                                                            securities
     Smith Barney Mortgage Capital Group, Inc.                         Delaware            100.00           Mortgage trading
     Smith Barney Mutual Funds Management Inc.                         Delaware            100.00           Investment management
          Smith Barney Asset Management Co., Ltd.                      Japan               100.00           Investment advisor
          Smith Barney Strategy Advisers Inc.                          Delaware            100.00           Investment management
               E.C. Tactical Management S.A.                           Luxembourg          100.00           Investment management
          Travelers Group Investment Management, LLC                   Delaware             50.00           Investment advisor
     Smith Barney Offshore, Inc.                                       Delaware            100.00           Decathlon Fund advisor
          Decathlon Offshore Limited                                   Cayman Islands      100.00           Commodity fund
     Smith Barney Securities Investment Consulting Co. Ltd.            Taiwan               99.00           Investment analysis
     Smith Barney Shearson (Chile) Corredora de Seguro Limitada        Chile               100.00           Insurance brokerage
     Structured Mortgage Securities Corporation                        Delaware            100.00           Mortgage-backed
                                                                                                            securities
     The Travelers Investment Management Company                       Connecticut         100.00           Investment advisor
Smith Barney Private Trust Company                                     New York            100.00           Trust company.
Smith Barney Private Trust Company of Florida                          Florida             100.00           Trust company
Tinmet Corporation                                                     Delaware            100.00           Inactive
Travelers Group Diversified Distribution Services, Inc.                Delaware            100.00           Alternative marketing
     Travelers Group Exchange, Inc.                                    Delaware            100.00           Insurance agency
Travelers Services Inc.                                                Delaware            100.00           Holding company
Tribeca Management Inc.                                                Delaware            100.00           Management services
TRV Employees Investments, Inc.                                        Delaware            100.00           Investments
TRV/RCM Corp.                                                          Delaware            100.00           Inactive
TRV/RCM LP Corp.                                                       Delaware            100.00           Inactive

Item 27.  Number of Contract Owners

Not applicable.


Item 28.  Indemnification

Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the Federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

(a)          Tower Square Securities, Inc.
             One Tower Square
             Hartford, Connecticut 06183

Tower Square Securities, Inc. also serves as principal underwriter for the following :

The Travelers Growth and Income Stock Account for Variable Annuities
The Travelers Quality Bond Account for Variable Annuities
The Travelers Money Market Account for Variable Annuities
The Travelers Timed Growth and Income Stock Account for Variable Annuities The Travelers Timed Short-Term Bond Account for Variable Annuities
The Travelers Timed Aggressive Stock Account for Variable Annuities
The Travelers Timed Bond Account for Variable Annuities
The Travelers Fund U for Variable Annuities
The Travelers Fund VA for Variable Annuities
The Travelers Fund BD for Variable Annuities
The Travelers Fund BD II for Variable Annuities
The Travelers Fund BD IV for Variable Annuities
The Travelers Fund ABD for Variable Annuities
The Travelers Fund ABD II for Variable Life Insurance
The Travelers Separate Account QP for Variable Annuities
The Travelers Separate Account QP II for Variable Annuities
The Travelers Separate Account PF for Variable Annuities
The Travelers Separate Account PF II for Variable Annuities
The Travelers Fund UL for Variable Life Insurance
The Travelers Fund UL II for Variable Life Insurance
The Travelers Variable Life Insurance Separate Account One
The Travelers Variable Life Insurance Separate Account Two
The Travelers Variable Life Insurance Separate Account Three
The Travelers Variable Life Insurance Separate Account Four

(b)          Name and Principal                           Positions and Offices
             Business Address *                           With Underwriter
             ------------------                           ----------------
         Russell H. Johnson                               Chairman of the Board Chief Executive Officer,
                                                               President and Chief Operating Officer
         William F. Scully, III                           Member, Board of Directors,
                                                               Senior Vice President, Treasurer
                                                               and Chief Financial Officer
         Cynthia P. Macdonald                             Vice President, Chief Compliance
                                                               Officer, and Assistant Secretary
         Joanne K. Russo                                  Member, Board of Directors
                                                               Senior Vice President
         William D. Wilcox                                General Counsel and Secretary
         Kathleen A. McGah                                Assistant Secretary
         Jay S. Benet                                     Member, Board of Directors
         George C. Kokulis                                Member, Board of Directors
         Warren H. May                                    Member, Board of Directors
         Donald R. Munson, Jr.                            Senior Vice President
         Stuart L. Baritz                                 Vice President

(b)          Name and Principal                           Positions and Offices
             Business Address *                           With Underwriter
             ------------------                           ----------------
         Michael P. Kiley                                 Vice President
         Tracey Kiff-Judson                               Second Vice President
         Robin A. Jones                                   Second Vice President
         Whitney F. Burr                                  Second Vice President
         Marlene M. Ibsen                                 Second Vice President
         John F. Taylor                                   Second Vice President
         John J. Williams, Jr.                            Director and Assistant Compliance Officer
         Susan M. Curcio                                  Director and Operations Manager
         Dennis D. D'Angelo                               Director
         Thomas P. Tooley                                 Director
         Nancy S. Waldrop                                 Assistant Treasurer

         *   Principal business address:  One Tower Square, Hartford, Connecticut  06183

(c)          Not Applicable

Item 30.  Location of Accounts and Records

(1)          The Travelers Insurance Company
             One Tower Square
             Hartford, Connecticut  06183

Item 31.  Management Services

Not Applicable.

Item 32.  Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on August 12, 1997.

                       THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES
                                         (Registrant)

                               THE TRAVELERS INSURANCE COMPANY
                                          (Depositor)

                       By: *IAN R. STUART
                           --------------------------------------------------
                           Ian R. Stuart
                           Senior Vice President, Chief Financial Officer, Chief Accounting Office and Controller

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on August 12, 1997.


*MICHAEL A. CARPENTER                                         Director, Chairman of the Board, President
--------------------------------------------                  and Chief Executive Officer
(Michael A. Carpenter)

*JAY S. BENET                                                 Director
--------------------------------------------
(Jay S. Benet)

*GEORGE C. KOKULIS                                            Director
--------------------------------------------
(George C. Kokulis

*ROBERT I. LIPP                                               Director
--------------------------------------------
(Robert I. Lipp)

*IAN R. STUART                                                Director, Senior Vice President, Chief
--------------------------------------------                  Financial Officer, Chief Accounting Officer
(Ian R. Stuart)                                               and Controller

*KATHERINE M. SULLIVAN                                        Director, Senior Vice President and
--------------------------------------------                  General Counsel
(Katherine M. Sullivan)

*MARC P. WEILL                                                Director
--------------------------------------------
(Marc P. Weill)



*By: Ernest J. Wright, Attorney-in-Fact



                                 EXHIBIT INDEX

Exhibit
No.                                   Description                                      Method of Filing
-------                               -----------                                      ----------------

       1 Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-4, filed May 23, 1997.)

    3(a)     Form of Distribution and Management Agreement among the
             Registrant, The Travelers Insurance Company and Tower Square
             Securities, Inc. (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4, filed May 23, 1997.)

    3(b) Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, filed May 23, 1997.)

       4 Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to the Registration Statement on Form N-4, filed May 23, 1997.)

       5     Application.                                                              Electronically


    6(a)     Charter of The Travelers Insurance Company, as amended on October
             19, 1994. (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration Statement on Form S-2, File No. 33-58677, filed via Edgar on April 18, 1995.)

    6(b)     By-Laws of The Travelers Insurance Company, as amended on October
             20, 1994. (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration Statement on Form S-2, File No. 33-58677, filed via Edgar on April 18, 1995.)

       9 Opinion of Counsel as to the legality of securities being registered by Registrant. (Incorporated herein by reference to Exhibit 9 to the Registration Statement on Form N-4, filed May 23,
             1997.)

   10(a)     Consent of KPMG Peat Marwick LLP, Independent                             Electronically
             Certified Public Accountants.

      13     Schedule for Computation of Total Return                                  Electronically
             Calculations - Standardized and Non-Standardized.

   15(a)     Powers of Attorney authorizing Ernest J. Wright or
             Kathleen A. McGah as signatory for Michael A. Carpenter,
             Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R.
             Stuart, Katherine M. Sullivan and Marc P. Weill.
             (Incorporated herein by reference to Exhibit 15(a) to the Registration Statement on Form N-4, filed May 23, 1997.)